UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13D-101)

                    Information to be included in statements
                       filed pursuant to Rule 13d-1(a) and
                        amendments thereto filed pursuant
                                to Rule 13d-2(a)

                            BATH NATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (Title of Class of Securities)

                                   07-1122105
                                 (CUSIP Number)
 Bruce J. Baker Peter G. Humphrey
    Nixon Peabody LLP                              Financial Institutions, Inc.
   1300 Clinton Square                                  220 Liberty Street
   Rochester, NY 14604                                   Warsaw, NY 14569
      716-263-1232                                         716-786-1100

          Hugh T. Wilkinson                              Douglas McCabe
Elias Matz, Tiernan & Herrick, L.L.P.               Bath National Corporation
             12th Floor                                 44 Liberty Street
        734 15th Street, N.W.                            Bath, NY 14810
       Washington, D.C. 20005                             607-776-9661
            202-347-0300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 2, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f), or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Financial Institutions, Inc.
                  16-0816610

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (A)   /  /
                                                                  (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of New York

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           196,000

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           86,255*

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           196,000

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           282,255

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.8%

----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  CO

---------- --------------------------------------------------------------
*Financial Institutions, Inc. has an option to purchase 196,000 shares of the common stock of the common stock of Bath National Corporation ("Bath") exercisable upon the occurrence of certain events.

**Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Peter G. Humphrey

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (A)   /  /
                                                               (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           86,255

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           86,255

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.7%

----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Laverne H. Billings

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           7,070*

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           7,070

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           7,070

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Theodore P. Capron

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (A)   /  /
                                                               (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           2,400*

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           2,400

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           2,400

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Robert H. Cole

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (A)   /  /
                                                               (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           15,653

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           15,653

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           15,653

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.0%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Herbert Fort

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           842

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           842

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           842

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  OO

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Edward C. Galpin

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           7,909

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           7,909

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           7,909

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.5%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  L.E. Hopkins Family Partnership

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of New York

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           10,969

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           10,969

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           10,969

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.7%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  PN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Lawrence C. Howell

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (A)   /  /
                                                                 (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           2,955*

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           2,955

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           2,955

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Constance Manikas

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (A)   /  /
                                                               (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           1,020

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           1,020

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           1,020

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Douglas L. McCabe

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   /  /
                                                                (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           2,423*

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           2,423

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           2,423

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Joseph F. Meade, Jr.
----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (A)   /  /
                                                               (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           12,000

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           12,000

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           12,000

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Freeman H. Smith, III
----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (A)   /  /
                                                              (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           12,000

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           12,000

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           12,000

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Patrick Sullivan

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (A)   /  /
                                                           (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           10,314

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           10,314

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           10,314

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

--------------------------------------------------------------------------------
CUSIP NO. 07-1122105
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     1            NAMES OF REPORTING PERSON
                  IRS NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Alan J. Wilcox

----------        --------------------------------------------------------------

     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (A)   /  /
                                                           (B)   / X /
----------        --------------------------------------------------------------

     3            SEC USE ONLY

----------        --------------------------------------------------------------

     4            SOURCE OF FUNDS

                  OO

----------        --------------------------------------------------------------

     5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                      /  /
----------        --------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------        --------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

----------        --------------------------------------------------------------

     7                     SOLE VOTING POWER

                           0

----------        --------------------------------------------------------------

     8                     SHARED VOTING POWER

                           700

----------        --------------------------------------------------------------

     9                     SOLE DISPOSITIVE POWER

                           700

----------        --------------------------------------------------------------

    10                     SHARED DISPOSITIVE POWER

                           0

----------        --------------------------------------------------------------

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                  PERSON

                           700

----------        --------------------------------------------------------------

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /

----------        --------------------------------------------------------------

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
----------        --------------------------------------------------------------

    14            TYPE OF REPORTING PERSON

                  IN

----------        --------------------------------------------------------------

*Financial Institutions, Inc. and Peter G. Humphrey were each named as proxy and attorney-in-fact to vote certain shares of the common stock of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of wholly-owned subsidiary of Financial Institutions, Inc. with and into Bath.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to shares of the Common Stock, par value $.01 per share ("Common Stock") of Bath National Corporation (the "Issuer" or "Bath"). The Issuer's principal executive office is located at 44 Liberty Street, Bath, New York, 14810.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by (a)Financial Institutions, Inc., Peter
G. Humphrey, President and Chief Executive Officer of Financial Institutions, Inc. and (b) Laverne H. Billings, Theodore P. Capron, Robert H. Cole, Herbert Fort, Edward C. Galpin, Lisle E. Hopkins, Lawrence C. Howell, Constance Manikas, Douglas L. McCabe, Joseph F. Meade, Jr., Freeman H. Smith, III, Patrick Sullivan, and Alan J. Wilcox (collectively, the "Bath Filing Shareholders") in connection with (i) an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 2, 2000, by and among Financial Institutions, Inc., its wholly owned subsidiary FI Subsidiary I Inc., and BATH, (ii) the Stock Option Agreement (the "Option Agreement") between Bath and Financial Institutions, Inc. dated as of November 2, 2000, and (iii) the Shareholders Voting Agreement and Irrevocable Proxy (the "Shareholders Agreement") among Financial Institutions, Inc., FI Subsidiary I Inc. and the Bath Filing Shareholders, dated as of November 2, 2000, which grants each of Financial Institutions, Inc. and Peter G. Humphrey (collectively, the "Financial Institutions Proxyholders") the right, as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Bath Filing Shareholders, to vote the Bath Filing Shareholders' shares of Common Stock or grant any consent or approval with respect to such Shareholders shares of Bath Common Stock under certain circumstances described below. The Merger Agreement, the Shareholders Agreement and the Option Agreement are incorporated by reference as exhibits to this
Schedule 13D.

         Financial Institutions, Inc. ("FII") is organized as a corporation under the laws of the State of New York, and its principal business address is 220 Liberty Street, Warsaw, NY 14569. FII is a community bank holding company in Western and Central New York State. The names, business addresses, principal occupations and citizenship of the directors and executive officers of FII are set forth in Annex A hereto and are incorporated herein by reference.

         Certain additional information regarding the individual Financial Institutions Proxyholders and the Bath Filing Shareholders is set forth below:



    Name                             Business or                        Occupation, Employer;                   Citizenship or
                                     Residence Address                  Business and Address                    Jurisdiction
   --------------------------       -----------------------------       ---------------------------------       --------------------

1. Peter G. Humphrey                 220 Liberty Street                 President and Chief Executive Officer   United States
                                     Warsaw, NY 14569                   Financial Institutions, Inc.
                                                                        220 Liberty Street
                                                                        Warsaw, NY  14564


2. Financial Institutions            220 Liberty Street                 Financial Institutions, Inc.            United States
    Inc.                             Warsaw, NY  14569                  220 Liberty Street
                                                                        Warsaw, NY  14564

3. Laverne H. Billings               44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

4. Theodore P. Capron                44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director


5. Robert H. Cole                    44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

6. Herbert Fort                      44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

7. Edward C. Galpin                  44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director, CFO

8. L.E. Family                       44 Liberty Street                  Bath National Corporation               United States
    Partnership                      Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

9. Lawrence C. Howell                44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

10. Constance Manikas                44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

11. Douglas L. McCabe                44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director, CEO

12. Joseph F. Meade, Jr.             44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

13. Freeman H. Smith, III            44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director

14. Patrick Sullivan                 44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director





15. Alan J. Wilcox                   44 Liberty Street                  Bath National Corporation               United States
                                     Bath, NY  14810                    44 Liberty Street
                                                                        Bath, NY  14810
                                                                        Director


         None of the individual Bath Filing Shareholders, the Financial Institutions Proxyholders or any of their directors or executive officers have during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In consideration of and as a condition to FII entering into the Merger Agreement, FII and Peter G. Humphrey has been appointed proxy and attorney-in-fact to vote the shares of Bath Common Stock owned by the Bath Filing Shareholders as of November 2, 2000, and have been granted certain other rights under the Shareholders Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On November 2, 2000, FII, FI Subsidiary I, Inc.("FI Subsidiary") and Bath entered into the Merger Agreement pursuant to which FI Subsidiary will merge with and into Bath with Bath as the surviving corporation. Upon consummation of the merger all of the outstanding shares of the surviving corporation will be held by FII and the board will consist of approximately five to seven of the existing directors of Bath and five new appointees. The aggregate purchase price payable by FII consists of approximately $62 million in cash. For each share of Bath Common Stock, Bath Shareholders will receive cash consideration of $48. Bath Common stock would no longer be publicly sold over the counter or otherwise. Completion of the merger is subject to customary conditions, including the approval by Bath Shareholders and regulatory approvals. The Merger Agreement may be terminated under certain circumstances including if (a) Bath does not obtain the required stockholder approval, (b) the merger is not consummated by June 30, 2001, or (c) Bath receives and its board of directors approves a change in control of Bath, which Bath's board concludes is materially more favorable to Bath's Shareholders from a financial point of view than the transactions contemplated by the Merger Agreement, subject to certain conditions and limitations. The terms of the Merger Agreement are incorporated herein by reference.

         FII, FI Subsidiary and the Bath Filing Shareholders entered into the Shareholders Agreement as a condition of Financial Institutions, Inc. entering into the Merger Agreement. Pursuant to the terms of the Shareholders Agreement, the Bath Filing Shareholders have each agreed that at any meeting of Shareholders of Bath, however called, the Bath Filing Shareholders will vote all of their shares of Bath Common Stock: (i) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the "Merger Proposal"), (ii) against any merger agreement or merger (other than the merger contemplated by the Merger Agreement), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Bath, and
(iii) against any amendment to Bath's certificate of incorporation or by-laws or other proposal or transaction involving Bath or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, hinder, delay or nullify the Merger Agreement or the Shareholders Agreement or the transactions contemplated thereby or change the voting rights of the Bath Common Stock or other voting securities of Bath. The Bath Filing Shareholders also appointed each of FII, Peter G. Humphrey as proxy and attorney-in-fact to vote their Bath Common Stock in the same manner for the Merger Proposal and against contrary proposals. The Bath common Filing Shareholders also agreed not to (a) transfer ownership of their shares of Bath stock, (b) enter into any contract, option or arrangement with respect to the transfer of their shares, or (c) enter into any other voting arrangement with respect to their shares during the term of the Shareholders Agreement. The Shareholders Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms.

         FII and Bath entered into a Stock Option Agreement as a condition of FII entering into the Merger Agreement. Pursuant to the terms of the Stock Option Agreement, FII has the option to purchase 196,000 shares of Common Stock of Bath at $37.00 per share upon the occurrence of a n acquisition of 20% or more of change in control of the then outstanding shares of Common Stock of Bath (a "Purchase Event"). The Option shall terminate upon the earliest to occur of
(i) the time immediately prior to the closing of the merger, (ii) 12 months after the first occurrence of a Purchase Event, (iii) termination of the Merger Agreement by both parties prior to the occurance of a Purchase Event, or (iv) 18 months after the termination of the Merger Agreement due to a willful breach by Bath of any representation, warranty or agreement contained therein. The Option may not be exercised at any time when Financial Institutions is in material breach of any of its representations, warranties or agreements contained in the Merger Agreement such that Bath would be entitled to terminate the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


                               Shares Owned Beneficially               Power to Vote          Power to Direct Disposition
Reporting Person          Class         Number     % of Class        Sole       Shared           Sole        Shared
----------------          -----         ------     ----------        ----       ------           ----        ------

Financial Institutions,
Inc. (1)                  Common       282,255       18.8%           0         282,255               0           0
Peter G. Humphrey (1)     Common        86,255        5.7%           0          86,255               0           0
Laverne H. Billings (1)   Common         7,070        0.4%                       7,070           7,070           0
Theodore P. Capron (1)    Common         2,400        0.1%           0           2,400           2,400           0
Robert H. Cole (1)        Common        15,653        1.0%           0          15,653          15,653           0
Herbert Fort (1)          Common           842           *           0             842             842           0
Edward C. Galpin (1)      Common         7,909        0.5%           0           7,909           7,909           0
L.E. Hopkins Family
Partnership (1)           Common        10,969        0.7%           0          10,969          10,969           0
Lawrence C. Howell (1)    Common         2,955        0.1%           0           2,955           2,955           0
Constance Manikas (1)     Common         1,020           *           0           1,020           1,020           0
Douglas L. McCabe (1)     Common         2,423           *           0           2,423           2,423           0
Joseph F. Meade, Jr. (1)  Common        12,000         0.8%          0          12,000          12,000           0
Freeman H. Smith, III (1) Common        12,000         0.8%          0          12,000          12,000           0
Patrick Sullivan (1)      Common        10,314         0.6%          0          10,314          10,314           0
Alan J. Wilcox (1)        Common           700           *           0             700             700           0



         (1) FII and Peter G. Humphrey have been named as proxy and attorney-in-fact to vote the shares of Bath Common Stock held by the Bath Filing Shareholders as described herein.

         *Less than 0.1%.

         The percentages of ownership set forth in this Schedule 13D are based upon 1,499,857 which is the sum of the 196,000 shares of stock issued pursuant to the Option Agreement and the 1,303,857 shares of the Issuer's Common Stock outstanding based on the representations of the Issuer in the Merger Agreement.

         Each of FII and Peter G. Humphrey declares that the filing of this
Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any Bath Common Stock, as to which he or it disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement described in response to Item 4 (which response is incorporated in this Item 6 by reference), and the Option Agreement and the Shareholders Agreement described in response to Items 3 and 4 (which responses are incorporated in this Item 6 by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such person and any other person with respect to the shares of Bath Common Stock or, to the best knowledge of FII, among any of FII's executive officers and directors or, to the best knowledge of FII, between any of FII's executive officers and directors and any other person, with respect to the shares of Bath Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement, dated as of November 13, 2000, among the Financial Institutions Proxy Holders and the Bath Filing Shareholders.

         2. Agreement and Plan of Merger dated as of November 2, 2000 among Financial Institutions, Inc., FI Subsidiary I, Inc. and Bath National Corporation.

         3. Shareholders Voting Agreement and Irrevocable Proxy dated as of November 2, 2000 between Financial Institutions, Inc., FI Subsidiary I, Inc. and each of the BATH Filing Shareholders.

         4. Stock Option Agreement dated as of November 2, 2000 between Financial Institutions, Inc. and Bath National Corporation.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2000                 Financial Institutions, Inc.

                                         By:/s/Peter G. Humphrey
                                           ---------------------------------
                                           Peter G. Humphrey
                                           President and Chief Executive Officer


Dated: November 13, 2000                /s/Peter G. Humphrey
                                        ------------------------------------
                                         Peter G. Humphrey

Dated: November 13, 2000                /s/Laverne H. Billings
                                        ------------------------------------
                                         Laverne H. Billings

Dated: November 13, 2000                /s/Theodore P. Capron
                                        ------------------------------------
                                         Theodore P. Capron

Dated: November 13, 2000                /s/Robert H. Cole
                                        ------------------------------------
                                         Robert H. Cole

Dated: November 13, 2000                /s/Herbert Fort
                                        ------------------------------------
                                         Herbert Fort

Dated: November 13, 2000                /s/Edward C. Galpin
                                        ------------------------------------
                                         Edward C. Galpin


                                         L.E. Hopkins Family Partnership


Dated: November 13, 2000                By:/s/Lisle E. Hopkins
                                        -----------------------------------
                                                  Lisle E. Hopkins


Dated: November 13, 2000                /s/Lawrence C. Howell
                                        -----------------------------------
                                         Lawrence C. Howell

Dated: November 13, 2000                /s/Constance Manikas
                                        -----------------------------------
                                         Constance Manikas

Dated: November 13, 2000                /s/Douglas L. McCabe
                                        -----------------------------------
                                         Douglas L. McCabe

Dated: November 13, 2000                ____________________________________
                                         Joseph F. Meade, Jr.

Dated: November 13, 2000                ____________________________________
                                         Freeman H. Smith, III

Dated: November 13, 2000                /s/Patrick Sullivan
                                        ------------------------------------
                                         Patrick Sullivan

Dated: November 13, 2000                /s/Alan J. Wilcox
                                        ------------------------------------
                                         Alan J. Wilcox

                                                                   Schedule A





        Name                          Address                         Occupation                Citizenship
        ----                          -------                         ----------                -----------



1.    W.J. Humphrey, Jr.            220 Liberty Street                Retired                   United States
                                    Warsaw, NY  14569

2.    Peter G. Humphrey             220 Liberty Street                President and             United States
                                    Warsaw, NY  14569                 CEO of Financial
                                                                      Institutions

3.    Jon J. Cooper                 220 Liberty Street                President of Wyoming      United States
                                    Warsaw, NY  14569                 County Bank

4.    Barton P. Dambra              220 Liberty Street                President of              United States
                                    Warsaw, NY  14569                 Markin Tubing

5.    James R. Hardie               220 Liberty Street                President of Austin       United States
                                    Warsaw, NY  14569                 Wise Agency, Inc.

6.    Donald G. Humphrey            220 Liberty Street                Retired                   United States
                                    Warsaw, NY  14569

7.    W.J. Humphrey, III            220 Liberty Street                President of Pavillion    United States
                                    Warsaw, NY  14569                 State Bank

8.    Thomas L. Kime                220 Liberty Street                President National        United States
                                    Warsaw, NY  14569                 Bank of Geneva

9.    H. Jack South                 220 Liberty Street                Retired                   United States
                                    Warsaw, NY  14569

10.   Donald I. Wickham              220 Liberty Street                Kassen Associates         United States
                                    Warsaw, NY  14569

11.   James H. Wycoff               220 Liberty Street                 Professor SUNY            United States
                                    Warsaw, NY  14569                  Albany

12.   John Tyler                    220 Liberty Street                 Retired Attorney          United States
                                    Warsaw, NY  14569

                                    Exhibit 1

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13D, including amendments thereto, with respect to the shares of Common Stock, par value $5.00 per share, of Bath National Bank and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filings, provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement on the dates set forth below.

Dated: November 13, 2000                Financial Institutions, Inc.

                                         By:/s/Peter G. Humphrey
                                         ------------------------------------
                                           Peter G. Humphrey
                                           President and Chief Executive Officer



Dated: November 13, 2000                /s/Peter G. Humphrey
                                        -------------------------------------
                                         Peter G. Humphrey

Dated: November 13, 2000                /s/Laverne H. Billings
                                        ------------------------------------
                                         Laverne H. Billings

Dated: November 13, 2000                /s/Theodore P. Capron
                                        ------------------------------------
                                         Theodore P. Capron

Dated: November 13, 2000                /s/Robert H. Cole
                                        ------------------------------------
                                         Robert H. Cole

Dated: November 13, 2000                /s/Herbert Fort
                                        ------------------------------------
                                         Herbert Fort

Dated: November 13, 2000                /s/Edward C. Galpin
                                        -----------------------------------
                                         Edward C. Galpin


                                         L.E. Hopkins Family Partnership


Dated: November 13, 2000                By:/s/Lisle E. Hopkins
                                           --------------------------------
                                            Lisle E. Hopkins

Dated: November 13, 2000                /s/Lawrence C. Howell
                                        ------------------------------------
                                         Lawrence C. Howell

Dated: November 13, 2000                /s/Constance Manikas
                                        ------------------------------------
                                         Constance Manikas

Dated: November 13, 2000                /s/Douglas L. McCabe
                                        ------------------------------------
                                         Douglas L. McCabe

Dated: November 13, 2000                ____________________________________
                                         Joseph F. Meade, Jr.

Dated: November 13, 2000                ____________________________________
                                         Freeman H. Smith, III

Dated: November 13, 2000                /s/Patrick Sullivan
                                        ------------------------------------
                                         Patrick Sullivan

Dated: November 13, 2000                /s/Alan J. Wilcox
                                        ------------------------------------
                                         Alan J. Wilcox

                                   Exhibit 2


                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF NOVEMBER 2, 2000

                                      AMONG

                          FINANCIAL INSTITUTIONS, INC.,

                              FI SUBSIDIARY I, INC.

                                       AND

                            BATH NATIONAL CORPORATION

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of November 2, 2000, by and among FINANCIAL INSTITUTIONS, INC. ("Parent"), a New York corporation, FI SUBSIDIARY I, INC. ("Merger Subsidiary"), a New York corporation and a wholly-owned subsidiary of Parent, and BATH NATIONAL CORPORATION (the "Company"), a New York corporation.

         WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have approved the merger of the Merger Subsidiary with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

         Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Subsidiary shall be merged with and into the Company and the separate existence of Merger Subsidiary shall thereupon cease, and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation") under the name Bath National Corporation, as a subsidiary of Parent. Following the consummation of the Merger, it is anticipated that the Surviving Corporation will be merged into the Parent, leaving Bath National Bank as a direct subsidiary of the Parent.

         Section 1.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger will take place as promptly as practicable (and in any event within ten business days) after satisfaction or waiver of the conditions set forth in Sections 8.1(a), 8.1(b) and 8.3(d), at the offices of Nixon Peabody LLP, Rochester, New York, unless another date, time or place is agreed to in writing by the parties hereto (the "Closing Date") unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section
9.1. It is anticipated that the Closing Date will occur prior to April 30, 2001.

         Section 1.3 Effective Time of the Merger. The Merger shall become effective upon the filing of a certificate of merger ("Certificate of Merger") pursuant to and in compliance with this Agreement and Section 907 of Business Corporation Law of the State of New York (the "New York Law") with the Secretary of State of the State of New York. When used in this Agreement, the term "Effective Time" shall mean the time at which the Certificate of Merger has been filed and become effective in accordance with New York Law.

         Section 1.4 Effect of the Merger. The Merger shall, from and after the Effective Time, have all the effects provided by applicable New York Law. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any further deeds, conveyances, assignments or assurances in law or any other acts are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of Merger Subsidiary or the Company to be vested in the Surviving Corporation, by reason of, or as a result of, the Merger, or otherwise to carry out the purposes of this Agreement, the Company and the Merger Subsidiary agree that the Surviving Corporation and its proper officers and directors shall execute and deliver all such deeds, conveyances, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized in the name of each of the Company and the Merger Subsidiary or otherwise to take any and all such action.

         Section 1.5 Modifications of Structure. Notwithstanding any provision of this Agreement to the contrary, Parent, with the prior written consent of the Company, which consent shall not be unreasonably withheld, may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal income tax consequences to the shareholders of the Company as a result of such modification, (ii) the consideration to be paid to holders of Company Common Stock (as defined below) under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals or impair or prevent the satisfaction of any conditions to the Effective Time.

         Section 1.6 Dissenters' Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of the Company Common Stock (as defined below) that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have delivered to the Company written demand for appraisal of the fair value of such shares in accordance with New York Law (collectively, the "Dissenters' Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of New York Law, except that all Dissenters' Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their Dissenters' Rights under New York Law shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration in the manner provided in Section 3.1 below. The Company shall give Parent (i) prompt notice of any written demands for appraisal of the fair value of any shares of Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to New York Law and received by the Company relating to shareholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under New York Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal.

                                   ARTICLE II

                            THE SURVIVING CORPORATION

         Section 2.1 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated to read substantially in the form of the Certificate of Incorporation of the Merger Subsidiary as in effect immediately prior to the Effective Time and shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, until thereafter changed or amended as provided therein or by applicable law.

         Section 2.2 By-laws. At the Effective Time, the By-laws of the Surviving Corporation shall be amended and restated to read substantially in the form of the By-laws of the Merger Subsidiary as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable law.

         Section 2.3 Board of Directors; Officers. The persons and/or categories of persons listed on Schedule 2.3 as directors and officers shall be the directors and officers of the Surviving Corporation immediately after the Effective Time and the persons listed on Schedule 2.3 shall hold the offices set forth after their respective names in the Surviving Corporation immediately after the Effective Time, in each case, until the earlier of their respective resignations or the time that their respective successors are duly elected or appointed and qualified.

                                   ARTICLE III

                              CONVERSION OF SHARES

         Section 3.1 Merger Consideration. As of the Effective Time, by virtue of the Merger and without any action on the part of any shareholder of the Company or Merger Subsidiary:

                  (a) Subject to the provisions of this Agreement, each of the 1,303,857 issued and outstanding shares of Common Stock, par value $5.00, of the Company (the "Company Common Stock") as of the Effective Time shall be cancelled and by operation of law be converted into and represent the right to receive from the Parent, $48.00 in cash (the "Merger Consideration"). As of the Effective Time, each share of Company Common Stock held by the Company as treasury stock shall be cancelled and retired without any consideration being paid or exchanged therefor.

                  (b) Subject to the provisions of this Agreement, at the Effective Time the shares of the common stock of Merger Subsidiary outstanding immediately prior to the Merger shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into one hundred shares of the common stock of the Surviving Corporation, par value of $.01 per share, which one hundred shares of the Surviving Corporation Common Stock shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by Parent.

         3.2 Shareholders' Rights at the Effective Time. On and after the Effective Time, the certificates that immediately prior to the Effective Time represented shares of the Company Common Stock (the "Certificates") shall cease to represent any rights with respect to the

Company and shall only represent the right to receive the Merger Consideration provided in Section 3.1(a) and Holders of certificates theretofore evidencing shares of Company Common Stock shall cease to have any rights as shareholders of the Company, except as provided herein or by law.

         3.3      Surrender and Exchange of Share Certificates.

                  (a) Prior to the Effective Time, the Parent shall deposit, or shall cause to be deposited, in a segregated account with a bank or trust company selected by the Parent and reasonably acceptable to the Company for the benefit of the Holders of shares of Company Common Stock, for payment in accordance with this Section 3.3, an amount of cash sufficient to pay the aggregate Merger Consideration to be paid pursuant to Section 3.1.

                  (b) On the Closing Date, or within three Business Days thereafter, Parent or its agent shall cause to be mailed to each person who was a Holder of record of shares of the Company Common Stock immediately prior to the Effective Time: (i) a letter of transmittal (the "Letter of Transmittal"), and (ii) instructions for use in effecting the surrender of the Certificates nominally representing the Company Common Stock in exchange for cash payable pursuant to Section 3.2.

                  (c) After the Effective Time, each Holder of a Certificate ("Holder") shall surrender and deliver such Certificate to Parent or its agent together with a duly completed and executed Letter of Transmittal. Letters of Transmittal shall be mailed no later than three (3) Business Days after the Closing Date, and blank form Letters of Transmittal will be made available for pickup at the main office of the Company. Within three business days after receipt of a duly completed and executed Letter of Transmittal, together with the related Certificate or an affidavit and indemnity bond as provided in
Section 3.3(e) hereof, Parent shall pay or cause to be paid to the Holder of such Certificate the Merger Consideration for each share of Company Common Stock previously evidenced by such certificate. Payment shall be made by good bank check mailed by first class mail to the Holder at the address specified in the transmittal letter. Upon such surrender and delivery, the Holder shall receive a check representing the Merger Consideration payable in respect of Company Common Stock pursuant to Section 3.2. Until so surrendered and exchanged, each Certificate formerly representing outstanding shares of Company Common Stock shall after the Effective Time be deemed for all purposes to evidence only the right to receive the Merger Consideration as provided in Section 3.2.

                  (d) At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter, other than transfers of shares of Company Common Stock that have occurred prior to the Effective Time. In the event that, after the Effective Time, certificates are presented for transfer to the transfer agent for the Company, the Merger Subsidiary or Parent, they shall be delivered to Parent or its agent and exchanged for the Merger Consideration payable pursuant to Section 3.2. Upon proper surrender of a Certificate for exchange and cancellation to the Parent or its agent, together with such properly completed Letter of Transmittal, duly executed, the Holder of such Certificate shall be entitled to receive in exchange therefor, the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest shall accrue or be paid on the Merger

Consideration payable upon the surrender of any Certificate for the benefit of the Holder of such Certificate.

                  (e) Neither the Company, Merger Subsidiary or Parent shall be liable to any Holder of shares of Company Common Stock with respect to any funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.

                  (f) In the event any Certificates shall have been lost, stolen or destroyed, Parent shall pay the amount specified in Section 3.1(a) to which the person claiming that his or her Certificates have been lost, stolen or destroyed is entitled in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by such person and the delivery of a bond or other security, in an amount not to exceed the applicable Merger Consideration, as Parent may reasonably require.

         Section 3.4  Proxy Statement.

                  (a) For purposes of holding the meeting of the Company shareholders to approve the Merger (the "Company Proposal"), the Company will prepare a proxy statement satisfying in all material respects all requirements of applicable Law, including without limitation the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder (the "Exchange Act"). Such proxy statement in the form mailed by the Company to its shareholders, together with any and all amendments or supplements thereto, is herein referred to as the "Proxy Statement."

                  (b) The Company agrees that none of the information relating to the Company and its Subsidiaries to be included in the Proxy Statement, as of the date(s) such Proxy Statement is mailed to shareholders of the Company and up to and including the date(s) of the meeting of shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date. The Proxy Statement mailed by the Company to its shareholders in connection with the meetings of shareholders at which this Agreement will be considered by such shareholders will comply as to form in all material respects with the Exchange Act and the rules and regulations promulgated thereunder. The Company agrees promptly to advise Parent if, at any time prior to the meeting of the shareholders of the Company referenced herein, any information provided by it in the Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide Parent with the information needed to correct such inaccuracy or omission. Company concurrently will furnish its shareholders with such supplemental information as may be necessary in order to cause the Proxy Statement to comply with applicable law after the mailing thereof to the shareholders of the Company. The Company will provide Parent the opportunity to review and comment on the draft Proxy Statement, but Parent will assume no responsibility for its adequacy or compliance with applicable laws and regulations, other than with respect to material provided by the Parent or its representatives to the Company in writing specifically for inclusion in the Proxy Statement.

                  (c) The Company will make any preliminary filings of the Proxy Statement with the SEC as promptly as reasonably practicable, pursuant to Rule 14a-6 under the Securities Exchange Act, and shall, with the Parent's cooperation, respond to any comments with respect thereto received from the SEC.

                  (d) The Company shall mail the Proxy Statement to its shareholders and hold the Company's shareholder meeting to vote on the Merger proposal as promptly as reasonably practicable.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Parent and Merger Subsidiary that, except as disclosed in the Disclosure Schedule which has been delivered to Parent prior to the execution of this Agreement (the "Disclosure Schedule"):

         Section 4.1  Organization and Qualification.

                  (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Each of the Company and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary. The Company has heretofore made available to Parent and Merger Subsidiary a complete and correct copy of the Certificate of Incorporation and By-laws or comparable organizational documents, each as amended to the date hereof, of the Company and each of its Subsidiaries. The Company is a bank holding company registered with the Federal Reserve Board under the BHCA. Neither the Company nor any of its Subsidiaries are in violation of any provision of its Certificate of Incorporation or By-Laws.

                  (b) Bath National Bank (the "Bank") is a national bank organized, validly existing and in good standing under the laws of the United States. The deposits of the Bank are insured by the FDIC through the BIF to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by the Company. Each other Company Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. BNC Financial Services and its employees have all licenses required in order to conduct the business as presently conducted.

                  (c) The Bank is a member in good standing of the FHLB of New York and owns the requisite amount of stock therein.

                  (d) Except as disclosed in the Disclosure Schedule, the respective minute books of the Company and each Subsidiary accurately records in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees) through the date of this Agreement.

         Section 4.2  Capitalization.

                  (a) The authorized capital stock of the Company consists of 1,500,000 shares of Common Stock $5.00 par value per share and 300,000 shares of Preferred Stock, $10.00 par value per share. 1,303,857 shares of Company Common Stock are validly issued and outstanding, fully paid and non-assessable and 61,944 shares of common stock are held by the Company as treasury shares. No shares of Company's Preferred Stock have been issued or are outstanding. There are no bonds, debentures, notes or other indebtedness issued or outstanding having general voting rights with respect to the Company. Except as contemplated by this Agreement, there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating the Company to issue, deliver or sell shares of its capital stock, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment other than the Stock Option Agreement dated even date herewith and attached as Exhibit A hereto (the "Lockup Option").

                  (b) All the outstanding shares of capital stock of each Subsidiary of the Company are validly issued, fully paid and non-assessable and, except for shares of preferred stock of Bath United Home, Inc., are owned by the Company or by a wholly-owned Subsidiary of the Company, free and clear of any Liens. There are no existing options, warrants, calls or other rights, agreements or commitments of any character relating to the sale, issuance or voting of any shares of the issued or unissued capital stock of any of the Subsidiaries of the Company which have been issued, granted or entered into by the Company or any of its Subsidiaries. The Subsidiaries of the Company are listed in Section 4.2 of the Disclosure Schedule.

                  (c) Except as set forth on the Disclosure Schedule, other than its Subsidiaries, the Company does not own or control, directly or indirectly, a greater than 10% equity interest in any corporation, company, association, partnership, joint venture or other entity. The Company has no obligation to acquire any additional equity interests in any entity.

                  (d) The authorized capital stock of the Bank consists of 100,000 shares of Common Stock, par value $10.00 per share ("Bank Common Stock") and no shares of preferred stock. As of the date hereof, (i) 100,000 shares of Bank Common Stock are issued and outstanding, all of which are owned directly or indirectly by the Company, all of which are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (ii) no shares of Bank Common Stock are held in the treasury of the Bank, and (iii) no shares of Bank Common Stock are held by any of the Company's Subsidiaries. Each share of Bank Common Stock owned by the Company or any of its Subsidiaries is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or any of its Subsidiaries' voting rights, charges and other encumbrances of any nature whatsoever.

         Section 4.3 Authority Relative to this Agreement. The Company has the necessary corporate power and authority to execute and deliver this Agreement and, subject to approval of this Agreement and the transactions contemplated hereby by the Holders of the Company Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly and validly authorized and approved by the Company's Board of

Directors and no other corporate proceedings on the part of the Company are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the necessary vote of the shareholders of the Company). This Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, and subject to the stockholder approval referred to in the preceding sentence, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally.

         Section 4.4  No Conflicts, Required Filings and Consents.

                  (a) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) subject to approval by the Company's shareholders referred to in Section 4.3, conflict with or violate the Certificate of Incorporation or By-laws of the Company or the comparable organizational documents of any of the Company's Subsidiaries, (ii) subject to receipt or filing of the required Consents referred to in Section 5.4(b), result in a Violation of any statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or any of the Company's Subsidiaries (a "Violation"), or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) subject to receipt or filing of the required Consents referred to in Section 5.4(b), result in a Violation pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of the Company's Subsidiaries is a party or by which the Company or any of the Company's Subsidiaries or any of their respective properties may be bound or affected.

                  (b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will require any Consent of any Regulatory Authority to be received by the Company, except for (i) compliance with any applicable requirements of the Exchange Act,
(ii) the filing of the Certificate of Merger pursuant to New York Law, (iii) certain state takeover and securities statutes, and (iv) bank regulatory approvals. The Company has no reason to believe that (i) any required Consents or approvals will not be received, or that (ii) any public body or authority, including the United States Environmental Protection Agency or the New York State Department of Environmental Conservation the consent or approval of which is not required or any filing which is not required, will object to the completion of the transactions contemplated by this Agreement.

         Section 4.5  Reports and Financial Statements.

                  (a) Since January 1, 1996, the Company has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements (the "Company SEC Reports") required to be filed by it with the SEC. As of their respective dates, the Company SEC Reports complied as to form with the requirements of the Exchange Act or the Securities Act, as the case may be, and in all material respects with the rules and regulations of the SEC thereunder applicable to such Company SEC Reports. As of their respective dates and as of the date any information from such Company SEC Reports has been incorporated by reference, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has filed all contracts, agreements and other documents or instruments required to be filed as exhibits to the Company SEC Reports.

                  (b) The consolidated statements of financial condition of the Company as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999 (including the related notes and schedules thereto) contained in the Company's Form 10-K for the year ended December 31, 1999 present fairly the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved except as otherwise noted therein, including in the related notes.

                  (c) The consolidated condensed statements of financial condition and the related statements of income and cash flows (including, in each case, the related notes thereto) of the Company contained in the Form 10-Q for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000 (the "Quarterly Financial Statements") have been prepared in accordance with the requirements for interim financial statements contained in Regulation S-X. The Quarterly Financial Statements reflect all adjustments necessary to present fairly in accordance with GAAP, the consolidated financial position, results of operations and cash flows of the Company for all periods presented therein, except as otherwise noted thereon including in the related notes.

         Section 4.6 Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the definitive Proxy Statement will, at the time of filing with the SEC, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the Company's shareholders or at the time of the Company's stockholder meeting to approve this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

         Section 4.7 Litigation. Except as set forth on the Disclosure Schedule, there is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries. The Company has furnished to the Parent copies of all attorney responses to the request of the independent auditors for the Company and its Subsidiaries in so far as they relate to loss contingencies of the Company and its Subsidiaries for the period from December 31, 1995 to September 30, 2000 and a written list of, and documents relating to, all claims, suits, actions, proceedings or investigations pending against the Company or any of its Subsidiaries.

         Section 4.8 Absence of Certain Changes or Events. Except as disclosed on the Disclosure Schedule, or as contemplated by this Agreement, since September 30, 2000, the Company has conducted its business only in the ordinary course, and there has not been (i) any change that could have a Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, or, any redemption, purchase or other acquisition of any of its capital stock, (iii) any split, combination or reclassification of any of the Company's capital stock or, except with respect to the Lockup Option, any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, any granting by the Company or any of its Subsidiaries to any officer of the Company of any increase in compensation, except in the ordinary course of business consistent with prior practice or as required under employment or severance agreements in effect as of December 31, 1999, any granting by the Company or any of its Subsidiaries to any officer of the Company of any increase in severance or termination pay, except as required under employment, severance or termination agreements or plans in effect as of December 31, 1999 or (z) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any officer of the Company, or any increase in benefits available under or establishment of any Company Benefit Plan (as defined below) except in the ordinary course of business consistent with past practice, (v) any damage, destruction or loss, whether or not covered by insurance, or (vi) any material change in accounting methods, principles or practices by the Company.

         Section 4.9  Employee Benefit Plans.


                  (a) The Disclosure Schedule sets forth a complete and correct list of all employee benefit or compensation plans, agreements or arrangements, including "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and including, but not limited to, plans, agreements or arrangements relating to former employees, including, but not limited to, retiree medical plans or life insurance, sponsored, maintained or contributed to by the Company or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate") (together such plans, agreements or arrangements are referred to as the "Company Benefit Plans"). The Company and its ERISA Affiliates have complied with the terms of all Company Benefit Plans, and no default exists with respect to the obligations of the Company or any of its ERISA Affiliates under such Company Benefit Plans.

                  (b) Each Company Benefit Plan is in writing and the Company has previously furnished Parent with a true and complete copy of each Company Benefit Plan document, including all amendments thereto, and a true and complete copy of each material document prepared in connection with each such Company Benefit Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service ("IRS") Form 5500, including all attachments thereto, (iv) the most recently received IRS determination letter for each such Company Benefit Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Company Benefit Plan. Neither the Company nor any ERISA Affiliate has any express or implied commitment (i) to create or incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

         Section 4.10  ERISA.

                  (a) Each of the Company Benefit Plans which is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has been determined by the Internal Revenue Service to be "qualified," within the meaning of such Section of the Code and the Company has no Knowledge of any circumstances which could result in revocation of such determination. No Company Benefit Plan is subject to Title IV of ERISA and the Company and its current and former ERISA Affiliates have never sponsored, maintained or contributed to an employee benefit plan that is subject to Title IV of ERISA. There have not been any non-exempt "prohibited transactions," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, involving the Company Benefit Plans which could subject the Company, its ERISA Affiliates or Parent to the penalty or tax imposed under Section 502(i) of ERISA or Section 4975 of the Code. Except as disclosed in the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation or golden parachute) becoming due to any director or employee of the Company, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

                  (b) No notice of a "reportable event," within the meaning of
Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Company Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA and which is intended to meet the requirements of Section 401(a) of the Code (a "Pension Plan"), or by the Company or any ERISA Affiliate within the 60-month period ending on the date hereof.

                  (c) As of the date hereof, neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither the Company nor its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither the Company nor any ERISA Affiliate has incurred any liability under, arising out of or by operation of Title IV of ERISA), including, without limitation, any material liability in connection with the termination or reorganization of any employee pension benefit plan subject to Title IV of ERISA, and no fact or event exists which could give rise to any such material liability.

                  (d) The Company and its ERISA Affiliates are not and have never been a sponsor or liable with respect to any multi-employer plan within the meaning of Section 3(37) of ERISA.

                  (e) All contributions and premiums required by law or by the terms of any Company Benefit Plan in which employees of the Company and its ERISA Affiliates participate or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto).

                  (f) Each of the Company Benefit Plans has been maintained in accordance with its terms, applicable collective bargaining agreements and all provisions of applicable laws and regulations. All amendments and actions required to bring each of such Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA and other applicable laws and regulations have been made or taken except to the extent that such amendments or actions are not required by law to be make or taken until a date after the Closing Date.

                  (g) The liabilities of each Company Benefit Plan or Pension Plan that has been terminated or otherwise wound up, have been fully discharged in compliance with applicable law.

                  (h) Except as set forth on the Disclosure Schedule, neither the Company nor any ERISA Affiliate maintains a welfare benefit plan providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code and at the former employee's own expense), and the Company and each of the ERISA Affiliates have complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and the regulations thereunder.

                  (i) Except as set forth on the Disclosure Schedule, no payments or benefits under any Company Benefit Plan or other agreement of the Company will be considered an excess parachute payments under Section 280G of the Code or trigger a limitation on the ability of the Company to take a deduction under Section 162(m) of the Code.

                  (j) There has been no violation of ERISA with respect to the filing of applicable returns, reports, documents and notices regarding any of the Company Benefit Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such notices or documents to the participants or beneficiaries of the Company Benefit Plans which, either individually or in the aggregate, could result in a Material Adverse Effect on the Company.

                  (k) There are no pending legal proceedings, claims or administrative actions which have been asserted or instituted against any of the Company Benefit Plans, the assets of any such Plans or the Company or any ERISA Affiliate or the plan administrator or any fiduciary of the Company Benefit Plans with respect to the operation of such plans.

         Section 4.11 Taxes. The Company and its Subsidiaries have duly filed all material, federal, state and local income, franchise, excise, real and personal property and other tax returns and reports (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by the Company and its Subsidiaries prior to the date hereof. All of the foregoing returns and reports are true and correct in all material respects, and the Company and its Subsidiaries have paid or, prior to the Effective Time will pay, all taxes, interest and penalties shown on such returns or reports as being due or (except to the extent the same are contested in good faith) claimed to be due to any federal, state, local or other taxing authority. The Company has paid and will pay all installments of estimated taxes due on or before the Effective Time. All taxes and state assessments and levies which the Company and its Subsidiaries are required by law to withhold or collect have been withheld or collected and have been paid to the proper governmental authorities or are held by the Company for such payment. The Company and its Subsidiaries have paid or made adequate provision in accordance with GAAP in the financial statements of the Company for all taxes payable in respect of all periods ending on or prior to the date of this Agreement and will have made or provided for all taxes payable in respect of all periods ending on or prior to the Closing Date. As of the date hereof, all deficiencies proposed as a result of any audits have been paid or settled.

         Section 4.12  Compliance with Applicable Laws.

                  Except as disclosed in the Disclosure Schedule;

                  (a) The Company and its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them.

                  (b) Neither the Company nor any of its Subsidiaries has received any notification or communication from any Regulatory Authority (i) asserting that the Company or any of its Subsidiaries is not in material compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization; (iii) requiring or threatening to require the Company or any of its Subsidiaries, or indicating that the Company or any of its Subsidiaries may be required to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks, engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of the Company or any of its Subsidiaries, including without limitation any restriction on the payment of dividends; or
(iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of the Company or any of its Subsidiaries, including without limitation any restriction on the payment of dividends or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness or such entity's ability to perform its obligations hereunder, and neither the Company nor any of its Subsidiaries has received written notification from any such federal or state governmental entity that any such Person may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). Neither the Company nor any of its Subsidiaries is a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding or order to cease and desist with any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits which restricts materially the conduct of its business. The Bank was rated "Satisfactory" or better following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither the Bank nor any of its Subsidiaries has received any notice of and none of such Persons has any Knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

         Section 4.13 Voting Requirements. The affirmative vote of the Holders of at least two-thirds of the total number of votes entitled to be cast by the Holders of the Company Common Stock outstanding as of the record date for the Company's shareholder meeting to approve this Agreement is the only vote of the Holders of any class or series of the Company's capital stock or other securities necessary to be received by the Company in order to approve this Agreement and the transactions contemplated by this Agreement.

         Section 4.14  Material Contracts.

                  (a) Except as set forth in any of the Disclosure Schedule or the index of exhibits in the Company's Annual Report on Form 10-K for the years ended December 31, 1999, 1998 and 1997, except for this Agreement and the other Related Agreements, neither the Company nor any of its Subsidiaries is a party to or is bound by (a) any agreement, arrangement, or commitment that is material to the financial condition, results of operations or business of the Company, except those entered into in the ordinary course of business; (b) any written (or oral, if material) agreement, arrangement, or commitment relating to the employment, including without limitation, employment as a consultant of any person or the election or retention in office or severance of any present or former director or officer of the Company or any of its Subsidiaries; (c) any contract, agreement, or understanding with any labor union; (d) any agreement by and among the Company or any Subsidiary of the Company; (e) any contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by the Company prior to the date hereof that has not been filed as an Exhibit to the Form 10-K filed by it for 1999; (f) any agreement, arrangement, or commitment (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement, will result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any officer or employee thereof, (g) any agreement, arrangement or commitment (whether written or oral) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries, or (h) any agreement, arrangement or commitment (whether written or oral) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. The Company has previously delivered to the Parent true and complete copies of all employment, severance, consulting and deferred compensation agreements which are in writing and to which the Company or any of its Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section, whether or not set forth in Section 4.14 of the Disclosure Schedule, is referred to herein as a "Company Contract."

                  (b) (i) Each Company Contract listed on the Disclosure
Schedule is legal, valid and binding upon the Company or Company Subsidiary, as the case may be, and in full force and effect, (ii) the Company and each Company Subsidiary has in all material respects performed all obligations required to be performed by it to date under each such Company

Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any Company Subsidiary under any such Company Contract other than any such default which would not have a Material Adverse Effect upon the Company.

         Section 4.15 Title to Property. The Company and each of its Subsidiaries has good and defensible title to all of its real properties and material assets, free and clear of all Liens, except liens for taxes not yet due and payable and except for properties leased or rented by the Company or any of its Subsidiaries. All leases, easements, licenses, rights of way, and other rights pursuant to which the Company or any of its Subsidiaries lease from others or otherwise have the right to use real or personal property (the "Company Real Property Rights"), are valid and effective in accordance with their respective terms, and there is not, under any of such leases, easements, licenses, and other rights, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), other than a default which would not have a Material Adverse Effect upon the Company. Neither the Company nor any Subsidiary is a party or is subject to any Company Real Property Rights that is required to be described in or filed as an exhibit to any Company SEC Report that is not so described in or filed as required by the Securities Act or the Exchange Act, as the case may be. The Company has made available to Parent true and accurate copies of the Company Real Property Rights. All such Company Real Property Rights are valid and binding and are in full force and effect and enforceable against the Company or its Subsidiaries in accordance with their respective terms. No Consent of any person is needed in order that each such Company Real Property Rights shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated by this Agreement, and neither the Company nor any of its Subsidiaries is in violation or breach of or default under any such Company Real Property Rights; nor to the Company's knowledge is any other party to any such Company Real Property Rights in violation or breach of or default under any such Company Real Property Rights.

         Section 4.16 Intellectual Property.

                  (a) The Company and its Subsidiaries, directly or indirectly, own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how and tangible or intangible proprietary information or material that are material to the business of the Company and its Subsidiaries (the "Company Intellectual Property Rights").

                  (b) Either the Company or one of its Subsidiaries is the sole and exclusive owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any liens or encumbrances), the Company Intellectual Property Rights, and, in the case of the Company Intellectual Property Rights owned by the Company or one of its Subsidiaries, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property Rights are being used. Except as described in the Disclosure Schedule, no claims with respect to the Company Intellectual Property Rights have been asserted or, to the Knowledge of the Company, are threatened by any person: (i) to the effect that the manufacture, sale, licensing, or use of any of the services or products of the Company or any of its Subsidiaries as now manufactured, sold or licensed or used or proposed for manufacture, use, sale or licensing by the Company or any of its Subsidiaries infringes on any copyright, patent, trade mark, service mark or trade secret of a third party, (ii) against the use by the Company or any of its Subsidiaries of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology or know-how and applications used in the business of the Company and any of its Subsidiaries as currently conducted or as proposed to be conducted, or (iii) challenging the ownership by the Company or any of its Subsidiaries or the validity of any of the Company Intellectual Property Rights. All registered trademarks, service marks and copyrights held by the Company and the Subsidiaries are valid and subsisting, except to the extent any failure does not constitute a Company Material Adverse Effect. To the Knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries. No Intellectual Property Right is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company or any Subsidiary. Neither the Company nor any of the Subsidiaries has entered into any agreement (other than exclusive distribution agreements) under which the Company or any of the Subsidiaries is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market.

                  (c) Each of the Company and its Subsidiaries is in compliance with all material requirements and guidelines applicable to it as a provider of services using Information Technology and imposed by any Bank Regulator or the Federal Financial Institutions Examination Council ("FFIEC"), that require such Information Technology to be Year 2000 Compliant (such deadlines, material requirements and guidelines, as they may be in effect from time to time, being referred to in this Agreement as the "Year 2000 Regulatory Requirements") and it has not received any written notice or oral notice from a Regulatory Authority to one of its officers or senior executive employees with respect to any adverse action against it relating to Year 2000 Compliance. The Company and its Subsidiaries have previously made available to Parent copies of all Year 2000 Readiness Statements and other statements that the Company or any of its Subsidiaries has provided, and currently provides, to customers, vendors and Regulatory Authorities. As used in this Agreement, "Year 2000 Ready" shall mean that Information Technology is designed to be used prior to, during and after the calendar year 2000 A.D. and such Information Technology will accurately receive, provide and process date/time data (including, without limitation, calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries A.D., and leap year calculations and will not malfunction, cease to function or provide invalid or incorrect results as a result of date/time data (including, without limitation, to the extent that other Information Technology used in combination with such Information Technology properly exchanges date/time data with it).

         Section 4.17 Interested Party Transactions. Since December 31, 1999, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Except as set forth in
Schedule 4.17 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of the Company or any Company Affiliate. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and
(c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of the Company or any Company Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor any Company Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by the Company is inappropriate.

         Section 4.18 Undisclosed Liabilities. Except (i) as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (or in any subsequently filed Company SEC Reports), and (ii) liabilities incurred subsequent to September 30, 2000 in the ordinary course of business or in connection with this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or any obligations of any nature whether or not accrued, contingent or otherwise, that would be required by generally accepted accounting principles to be reflected on the consolidated statement of financial condition of the Company and its Subsidiaries (including the notes thereto). No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Company's best Knowledge, threatened, nor has any such Governmental Entity indicated an intention to conduct any such investigation or review.

         Section 4.19  Environmental Matters.

                  (a) Except as set forth in the Disclosure Schedule, each of the Company and its Subsidiaries and, to the best Knowledge of the Company, the Loan Properties (each as hereinafter defined), are, and have been, in compliance with all applicable environmental laws and with all rules, regulations, standards and requirements of the United States Environmental Protection Agency (the "EPA") and of state and local agencies with jurisdiction over pollution or protection of the environment, except in each case as have not been or would not be material.

                  (b) There is no suit, claim, action or proceeding pending or, to the best Knowledge of the Company threatened, before any Governmental Authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance )including by any predecessor), with any environmental law, rule, regulation, standard or requirement or (ii) relating to the release into or presence in the Environment (as hereinafter defined) or any Hazardous Materials (as hereinafter defined) or Oil (as hereinafter defined) occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries except in each case as has not been or would not be material.

                  (c) To the best Knowledge of the Company, there is no suit, claim, action or proceeding pending or threatened, before any Governmental Authority or other forum in which any Loan Property has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule, regulation, standard or requirement of (ii) relating to the release into or presence in the Environment of any Hazardous

Material or Oil whether or not occurring at or on a site owned, leased or operated as a Loan Property, except in each case as have not been or would not be material.

                  (d) Except as set forth in Section 4.19 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor to their best Knowledge, any Loan Property, has received any written notice indicating that there is a possibility that a suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 4.19 could be initiated except in each case as has not been or would not be material. No facts or circumstances have come to the Company's attention which have caused it to believe that a material suit claim action or proceeding as described in subsection (b) or (c) of this
Section 4.19 could reasonably be expected to occur.

                  (e) During the period of (i) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current properties or (ii) the Company's or any of its Subsidiaries' holding of a security interest in a Loan Property, to the best Knowledge of the Company, there has been no release or presence of Hazardous Material or Oil in, on, under or affecting such property or Loan Property, except where such release or presence is not or would not, either individually or in the aggregate, be material. To the best Knowledge of the Company, prior to the period of (x) the Company's or any of its Subsidiaries' ownership or operation of any of their respective current properties or any previously owned or operated properties, or
(y) the Company's or any of its Subsidiaries' holding of a security interest in a Loan Property, there was no release or presence of Hazardous Material or Oil in, on, under or affecting any such property or Loan Property, except where such release or presence is not or would not, either individually or in the aggregate, be material.

                  (f) Neither the Company nor any of its Subsidiaries is an owner or operator of any Loan Property and there are no Participation Facilities.

                  (g) The following definitions apply for purposes of this
Section 4.19: (i) "Loan Property" means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context (as a result of foreclosure), said term means the owner or operator of such property; (ii) "Participation Facility" means any facility in which the Company or any of its Subsidiaries participates or has participated in the management and, where required by the context, said term means the owner or operator of such property; (iii) "Hazardous Material" means any pollutant, contaminant, or hazardous substance or hazardous material as defined in or pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. ss.9601 et seq., or any other federal, state, or local environmental law, regulation, or requirement; (iv) "Oil" means oil or petroleum of any kind or origin or in any form, as defined in or pursuant to the Federal Clean Water Act, 33 U.S.C. ss.1251 et seq., or any other federal, state, or local environmental law, regulation, or requirement; and (v) "Environment" means any soil, surface waters, groundwaters, stream sediments, surface or subsurface strata, and ambient air, and any other environmental medium.

         Section 4.20 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or any of their properties which has had or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries or the conduct of business by the Company or any of its

Subsidiaries as currently conducted or as proposed to be conducted by the Company.

         Section 4.21 Certain Business Practices. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, or employee of the Company or any of its Subsidiaries, has in any material respect
(i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other similar unlawful payment.

         Section 4.22 Brokers. Except for CIBC World Markets, no broker or finder is entitled to any broker's or finder's fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

         Section 4.23 Board Approval. The Board of Directors of the Company by resolutions duly adopted by required vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Company Board Approval"), has duly (i) subject to Section 7.7 hereof, determined that this Agreement and the Merger are fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Merger and (iii) subject to Section 7.7 hereof, recommended that the shareholders of the Company adopt this Agreement and approve the Merger and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company's shareholders at the Shareholders Meeting. The Company Board Approval constitutes approval of this Agreement and the Merger for purposes of Section 907 of the New York Business Corporation Law and no state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

         Section 4.24 Opinions of the Company's Financial Advisor and Attorneys, and Accountant's Comfort Letter. The Company has received the opinion of the Company's Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the Company and its shareholders, a copy of which opinion has been made available to Parent.

         Section 4.25 Deposits. None of the deposits of the Company or any Company Subsidiary is a "brokered" deposit as defined in 12 U.S. Code Section 1831f(g).

         Section 4.26 Regulation O. Except as otherwise disclosed in writing to the Parent on or prior to the date hereof, the Company and its Subsidiaries have made no loan which is subject to Regulation O promulgated by the Board of Governors of the Federal Reserve System.

         Section 4.27  Loan Portfolio.

                  (a) With respect to each loan owned by the Company or the Bank in whole or in part (each, a "Loan"), to the best Knowledge of the Company and the Bank:

                  (i) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

                  (ii) neither the Company nor the Bank, nor any prior Holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, cancelled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

                  (iii) the Company, the Bank or another Company Subsidiary is the sole Holder of legal and beneficial title to each Loan (or the Company's applicable participation interest, as applicable), except as otherwise referenced on the books and records of the Company;

                  (iv) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, cancelled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

                  (v) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Loan, except as otherwise referenced on the books and records of the Company and its Subsidiaries;

                  (vi) there is no litigation or proceeding pending or threatened relating to the property that serves as security for a Loan that would reasonably be expected to have a Material Adverse Effect upon the borrower or guarantor of the related Loan, or upon the loan itself, except as otherwise disclosed by documents in the applicable Loan file; and

                  (vii) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable, except as otherwise disclosed by documents in the applicable Loan file.

                  (b) The allowance for possible loan and lease losses reflected in the Company's audited statement of condition at December 31, 1999 and unaudited September 30, 2000 financial statements was, and the allowance for possible losses shown on the balance sheets in the Company's Securities Documents for periods ending after September 30, 2000 have been and will be, adequate, as of the dates thereof, under GAAP.

                  (c) The Disclosure Schedule 4.27 sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the Company and the Company Subsidiaries that have been classified (whether regulatory or internal) as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import as of September 30, 2000. The other real estate owned ("OREO") included in any non-performing assets of the Company or any of the Company Subsidiaries is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

         Section 4.28 Administration of Fiduciary Accounts. Each of the Company and its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. The accountings for each such fiduciary account are true and correct in all material respects and accurately reflects the assets of such fiduciary account.

         Section 4.29 Insurance. Section 4.29 of the Disclosure Schedule sets forth a summary of all material policies of insurance of the Company and its Subsidiaries currently in effect, which summary is accurate and complete in all material respects. All of the policies relating to insurance maintained by the Company or any of its Subsidiaries with respect to its material properties and the conduct of its business in any material respect (or any comparable policies entered into as a replacement therefor) are in full force and effect and, neither the Company nor any of its Subsidiaries has received any notice of cancellation with respect thereto and there have been no lapses of coverage. All property and casualty insurance policies are written on an occurrence basis. Except as set forth in Section 4.29 of the Disclosure Schedule, all life insurance policies on the lives of any of the current and former officers and directors of the Company or any of its Subsidiaries which are maintained by the Company or any such Subsidiary which are otherwise included as assets on the books of the Company or such Subsidiary (i) are, or will at the Effective Time be, owned by the Company or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which the Company or such Subsidiary agree that there will not be an amendment prior to the Effective Time without the consent of the Parent, and (ii) are accounted for properly as assets on the books of the Company or such Subsidiary in accordance with GAAP in all material respects.

         Section 4.30 Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in any exhibit, list, certificate, document or schedule delivered or to be delivered pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statement contained therein in light of the circumstances under which they were made not misleading.

                                    ARTICLE V

         REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

         Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that, except as disclosed in the Parent Disclosure Schedule which has been delivered to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule"):

         Section 5.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Merger

Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

         Section 5.2 Ownership of Merger Subsidiary. Merger Subsidiary is a direct wholly-owned subsidiary of Parent.

         Section 5.3 Authority Relative to Agreement. Each of Parent and Merger Subsidiary has the necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Subsidiary have been duly and validly authorized and approved by the respective Boards of Directors of Parent and Merger Subsidiary and by Parent as the sole stockholder of Merger Subsidiary and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize and approve this Agreement or to consummate the transactions contemplated hereby. The Parent has no reason to believe that (i) any required Consents or approvals will not be received, or that (ii) any public body or authority, including the United States Environmental Protection Agency or the New York State Department of Environmental Conservation the consent or approval of which is not required or any filing which is not required, will object to the completion of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Subsidiary, and assuming the due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Subsidiary enforceable against each of them in accordance with its terms except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally.

         Section 5.4  No Conflicts; Required Filings and Consents.

                  (a) None of the execution and delivery of this Agreement by Parent or Merger Subsidiary, the consummation by Parent or Merger Subsidiary of the transactions contemplated hereby or compliance by Parent or Merger Subsidiary with any of the provisions hereof will (i) conflict with or violate the Certificate of Incorporation or By-laws of Parent or Merger Subsidiary, (ii) subject to receipt or filing of the required Consents (as defined herein) referred to in Section 5.4(b), conflict with or violate any statute, ordinance, rule, regulation, order, judgment or decree applicable to Parent or Merger Subsidiary, or by which either of them or any of their respective properties or assets may be bound or affected, or (iii) result in a violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, charge, security interest, pledge, or encumbrance of any kind or nature (any of the foregoing being a "Lien") on any of the property or assets of Parent or Merger Subsidiary (any of the foregoing referred to in clause (ii) or this clause (iii) being a "Violation") pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary or any of their respective properties may be bound or affected.

                  (b) None of the execution and delivery of this Agreement by Parent or Merger Subsidiary, the consummation by Parent or Merger Subsidiary of the transactions contemplated hereby or compliance by Parent or Merger Subsidiary with any of the provisions hereof will require any consent, waiver, license, approval, authorization, order or permit of, or registration or filing with or notification to any government or subdivision thereof, domestic, foreign, multinational or supranational or any administrative, governmental or regulatory authority, agency, commission, court, tribunal or body, domestic, foreign, multinational or supranational (a "Governmental Entity"), except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the certificate of merger under New York Law, (iii) certain state takeover, securities and "blue sky" statutes, and (iv) the obtaining of regulatory approvals as set forth in Disclosure Schedule 5.4 (any of the foregoing being a "Consent").

         Section 5.5 Brokers. Other than Keefe, Bruyette & Woods, Inc. no broker or finder is entitled to any broker's or finder's fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Subsidiary.

         Section 5.6 Ability to Pay Merger Consideration. Parent will have available to it as of the Effective Time sufficient cash to pay the aggregate Merger Consideration to shareholders of the Company as set forth in Section 3.1.

         Section 5.7 Absence of Certain Changes or Events. There has not been any material adverse change in the business, operations, prospects, assets or financial condition of Parent since June 30, 2000 and to the best Knowledge of the Parent, no fact or condition exists which Parent believes will cause such a material adverse change in the future.

         Section 5.8 Legal Proceedings. Neither Parent nor the Merger Subsidiary is a party to any, and there are no pending, or to the best Knowledge of Parent and the Merger Subsidiary, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Parent or Merger Subsidiary, except such proceedings, claims actions or governmental investigations which in the good faith judgment of Parent and Merger Subsidiary will not have a Material Adverse Effect on the business, operations, assets or financial condition of Parent and Merger Subsidiary. Neither Parent nor the Merger Subsidiary is a party to any order, judgment or decree which materially adversely affects the business, operations, assets or financial condition of Parent and Merger Subsidiary.

         Section 5.9 Disclosure. No representation or warranty by the Parent or Merger Subsidiary in this Agreement, no information provided by Parent in writing for inclusion in the Company Proxy Statement and no statement contained in any exhibit, list, certificate, document or schedule delivered or to be delivered pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statement contained therein in light of the circumstances under which they were made not misleading.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

         Section 6.1  Conduct of the Business Pending the Merger

                  (a) From and after the date hereof, prior to the Effective Time, except as contemplated by this Agreement or unless Parent shall otherwise agree in writing, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and to use reasonable efforts to conduct their business in a manner consistent with the budgets and plans heretofore made available to Parent, and shall, and shall cause its Subsidiaries to, use best efforts to preserve intact their present business organizations, keep available the services of their employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and on-going businesses shall not be impaired in any material respect at the Effective Time and shall take no action which would materially adversely affect or materially delay the ability of the Company to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or the Parent Option. Unless Parent shall otherwise agree in writing, prior to the Effective Time, the Company shall not and shall not permit its Subsidiaries to allow any representation or warranty of the Company to become inaccurate or:

                  (i) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock in excess of current regular $.30 quarterly dividend amounts declared and payable per past practice, other than dividends and distributions by any Subsidiary to its parent(s) [or the dividend on REIT preferred stock] required to be paid by its terms, split, combine or reclassify any of its capital stock or, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or except as permitted by clause (ii) below, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other equity securities thereof or any rights, warrants, or options to acquire any such shares or other securities other than purchases, redemptions or acquisitions of equity securities of Subsidiaries of the Company or rights, warrants or options to acquire such securities;

                  (ii) other than in connection with the Lockup Option, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities of the Company or any securities convertible into, or any rights, warrants or options to acquire, any such shares or voting securities;

                  (iii) amend its Certificate of Incorporation, By-laws or other comparable organizational documents of any of its Subsidiaries;

                  (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries;

                  (v) subject to a Lien or sell, lease or otherwise dispose of any of its material properties or assets except in the ordinary course of business;

                  (vi) incur any indebtedness for borrowed money or any non-deposit liability or guarantee any such indebtedness of another person, issue or sell any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person or enter into any "keep well" or other agreement to maintain any financial condition of another person, except, in any such case, for borrowings or other transactions incurred in the ordinary course of business including to repay existing indebtedness pursuant to the terms thereof, or except in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect Subsidiary of the Company or settle or compromise any material claims or litigation;

                  (vii) except for commitments issued prior to the date of this Agreement, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $250,000 in the aggregate, or increase, compromise, extend, renew or modify (for not more than one year) any existing loan or commitment outstanding in excess of $500,000, and provide to Parent for its review in advance of any proposed approvals by the Bank any real estate secured loans in excess of $500,000 and any unsecured loans in excess of $75,000.

                  (viii) enter into, renew, extend or modify any other transaction with any Affiliate;

                  (ix) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

                  (x) make any change in policies with regard to the extension of credit, the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or in GAAP or by applicable regulatory authorities or enter into any new areas of lending, new loan categories or loan types, or open new loan origination offices;

                  (xi) sell any OREO or loan (other than loans secured by one- to four-family real estate) and OREO properties which generate no book loss);

                  (xii) authorize any of, or commit or agree to take any of, the foregoing actions;

                  (xiii) recruit, hire or contract with any new personnel, at either the Company or the Bank level, except with respect to non-officer positions, in which case Parent will be provided a copy of the job posting in advance of internal posting or publication; or

                  (xiv) authorize or permit any employee salary or benefit increases in excess of 10% of an employee's level of salary or benefits existing at September 30, 2000, provided, however, that the Bank may pay bonuses to its senior executive officers in 2000 as provided in Schedule 6.1(a)(xiv).

For purposes of this Section 6.1, it shall not be considered in the ordinary course of business for the Company or any of its Subsidiaries to do any of the following: (i) make any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than pledges of assets to secure government deposits, to exercise trust powers, sales of assets received in satisfaction of debts previously contracted in the normal course of business, issuance of loans, sales of previously purchased government guaranteed loans, or transactions in the investment securities portfolio by the Company or any of its Subsidiaries or repurchase agreements made, in each case, in the ordinary course of business; or (ii) undertake or enter any lease, contract, capital expenditure or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by the Company or any of its Subsidiaries of more than $50,000 annually, or containing a material financial commitment and extending beyond 12 months from the date hereof.

                  (b) Compliance with Regulatory Directives. The Company and its Board shall comply in all respects with the directives and corrective action set forth in the Matters Requiring Board Attention ("MRBA") section of the most recent OCC Report of Examination presented to the Board.

                  (c) Advice of Changes. The Company shall promptly provide the Parent copies of all filings made by the Company with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby. The Company shall, before settling or compromising any income tax liability of the Company or any of its Subsidiaries, consult with Parent and its advisors as to the positions and elections that will be taken or made with respect to such matter.

         6.2 System Conversions. From and after the date hereof, the Parent and the Company shall meet on a regular basis to discuss and plan for the conversion of the Company's and its Subsidiaries' data processing and related electronic informational systems to those used by the Parent and its Subsidiaries, which planning shall include, but not be limited to, discussion of the possible termination by the Company of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Company or any of its Subsidiaries in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that the Company shall not be obligated to take any such action prior to the Effective Time and provided further that no conversion shall take place prior to the Effective Time. In the event that the Company or any of its Subsidiaries takes, at the request of the Parent, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees, expenses or charges, the Parent shall indemnify the Company and its Subsidiaries for any such fees, expenses and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated in accordance with the terms of this Agreement.

                                   ARTICLE VII

                              ADDITIONAL AGREEMENTS

         Section 7.1 Access to Information. From the date hereof through the Effective Time, the Company and its Subsidiaries shall afford to Parent and Parent's accountants, counsel and other representatives full and reasonable access during normal business hours (and at such other times as the parties may mutually agree) to its properties, books, contracts, commitments, records and personnel and, during such period, shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws, and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. Neither the Company or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will advise each other in writing if, and make approximate substitute disclosure arrangement under circumstances in which, the restrictions of the preceding sentence apply. Furthermore, notwithstanding anything to the contrary herein, the Company shall not be required to provide Parent with any information regarding a Takeover Proposal (as hereinafter defined) except as required by Section 7.7 hereof. Parent shall hold, and shall cause its employees, agents and representatives to hold, in confidence all "Confidential Information" in accordance with the terms of the Confidentiality Agreement dated October 6, 2000 between Parent and the Company, which shall remain in full force and effect in accordance with the terms thereof, including, without limitation, in the event of termination of this Agreement. No investigation pursuant to this Section 7.1 shall limit any representation or warranty of the Company.

         Section 7.2 Shareholders' Meeting. The Company shall take all action necessary, in accordance with applicable law and its Certificate of Incorporation and By-laws, to convene the Company Special Meeting as promptly as reasonably practicable after the date on which the SEC clears the definitive Proxy Statement for the purpose of considering and taking action upon the Merger and this Agreement.

         Section 7.3 Public Announcements. On or before the Closing Date, Parent and the Company shall not (nor shall they permit any of their respective Affiliates to), without prior consultation with the other party and such other party's review of and consent to any public announcement concerning the transactions contemplated by this Agreement, issue any press release or make any public announcement with respect to such Transactions except such disclosures as may be required by law. During such period, Parent and the Company shall, to the extent practicable, allow the other party reasonable time to review and comment on such release or announcement in advance of its issuance and use reasonable efforts in good faith to reflect the reasonable and good faith comments of such other party, provided, however, no party shall be prevented from making any disclosure required by law at the time so required. The parties intend that the initial announcement of the terms of the Merger shall be made by joint press release of Parent and the Company.

         Section 7.4  Undertakings by the Company

                  (a) The Company shall provide Parent, within ten (10) days of the end of each calendar month, a written list of nonperforming assets (the term "nonperforming assets," for purposes of this subsection, means (i) loans that are "troubled debt restructuring" as defined in Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due as of the end of such month and (v) impaired loans);

                  (b) On or before the Effective Time, and at the request of Parent, the Company shall establish, consistent with GAAP, such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of the Company to those of Parent (as such practices and methods are to be applied to the Company from and after the Closing Date) and Parent's plans with respect to the conduct of the business of the Company following the Merger and otherwise to reflect Merger-related expenses and costs incurred by the Company, provided, however, that the Company shall not be required to take such action (i) more than two (2) business days prior to the Closing Date and (ii) unless Parent agrees in writing that all conditions to closing set forth in Section 8.3 have been satisfied or waived (except for the expiration of any applicable waiting periods); prior to the delivery by Parent of the writing referred to in the preceding clause, the Company shall provide Parent a written statement, certified without personal liability by the chief executive officer of the Company and dated the date of such writing, that the representation made in Sections 4.27(a) and (b) hereof is true as of such date or, alternatively, setting forth in detail the circumstances that prevent such representation from being true as of such date; and no accrual or reserve made by the Company or any of its Subsidiaries pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 9.1 hereof. No action shall be required to be taken by the Company pursuant to this Section 7.4 if, in the opinion of the Company's independent auditors, such action would contravene GAAP.

         Section 7.5  Efforts; Consents.

                  (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Merger and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing, each of the Company, Merger Subsidiary and Parent shall make or cause to be made all required filings with or applications to Regulatory Authorities (including under the Exchange Act, the Federal Reserve Act, and the National Bank Act, and, with respect to BNC Financial Services (if required), the New York Insurance Law, and use its best efforts to (i) obtain all necessary consents of all Regulatory Authorities and other third parties, necessary for the parties to consummate the transactions contemplated hereby, (ii) oppose, lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and
(iii) fulfill all conditions to this Agreement.

                  (b) Without limiting the foregoing, the Company and Parent shall cooperate in promptly preparing and filing as soon as practicable, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental and Regulatory Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities. The Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Parent or the Company, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

                  (c) The Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Company Proxy Statement or any other statement, filing, notice or application made by or on behalf of the Parent or the Company or any of their respective Subsidiaries to any Governmental Entity or Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement.

                  (d) The Parent and the Company shall promptly advise and inform each other upon receiving (and the Parent shall so advise with respect to communications received by any Affiliate of the Parent) any communication, written or oral, from any Governmental or Regulatory Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement. To the extent that any such communication is in writing, the receiving party shall furnish a copy to the other party.

         Section 7.6 Notice of Breaches. The Company shall give prompt notice to Parent, and Parent or Merger Subsidiary shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement which has become untrue or inaccurate in any material respect, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that such notification shall not excuse or otherwise affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

         Section 7.7  Acquisition Proposals.

                  (a) The Company shall, and shall direct and cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined). The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly: (i) solicit, initiate or encourage, including by way of furnishing information, or take any other action designed or reasonably likely to facilitate, including, without limitation, any adoption of any rights or similar plan, the grant of any option or proxy or otherwise except to Parent, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) subject to paragraph (b) of this Section 7.7, provide any information or data to any third party in connection with any Takeover Proposal or participate in any discussions or negotiations regarding any Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer or director of the Company or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant, or other representative of the Company or any of its Subsidiaries, whether or not acting on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 7.7 by the Company. "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and its Subsidiaries or 15% or more of any class of equity securities of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries (other than the transactions contemplated by this Agreement) or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would reasonably be expected to diminish materially the benefits to Parent of the transactions contemplated by this Agreement.

                  (b) Except as set forth in this Section 7.7, neither the Board of Directors of the Company nor any committee thereof shall: (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, or take any action not explicitly permitted by this Agreement that would be inconsistent with, the approval or recommendation by such Board of Directors or such committee of the Company Proposal, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, (iii) provide any information or data to any third party in connection with a Takeover Proposal or participate in any discussions or negotiations regarding any Takeover Proposal or (iv) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, upon advice from outside counsel, that it is necessary to do so in order to comply with their fiduciary duties under applicable law, the Board of Directors of the Company may (subject to this and the following sentences): (x) withdraw or modify its approval or recommendation of the Company Proposal, or (y) approve or recommend a Superior Proposal (as defined below) or terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to any Superior Proposal), but in each of the cases set forth in this clause (y), only at a time that is after the fifth (5th) day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the voting power of the shares of the Company Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of CIBC World Markets, or another financial advisor mutually acceptable to the Company and Parent) to be materially more favorable to the Company's shareholders than the Merger and for which third-party financing, to the extent required, is then firmly committed.

                  (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 7.7, the Company shall promptly (but in any event within forty-eight hours of receipt) advise Parent orally and in writing of any request by any person for information about the Company or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or the Takeover Proposal. The Company shall keep Parent fully and promptly informed of the status and details (including amendments or proposed amendments) of any request by any person for information about the Company or of any Takeover Proposal.

                  (d) Nothing contained in this Section 7.7 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; provided, however, neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by Section 7.7(b), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Company Proposal or approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal.

         Section 7.8 Related Agreements. Simultaneously with the execution and delivery of this Agreement, or as otherwise provided below, and as material consideration for the execution and delivery of this Agreement by Parent and Merger Subsidiary, the following Persons are executing and delivering the agreements (collectively, the "Related Agreements"):

                  (a) Each of the executive officers and the other Persons listed on Schedule 7.8(a) to this Agreement is entering into a shareholders' voting and proxy agreement (the "Shareholders' Agreement") pursuant to which such Persons agree to vote the shares of the Company Common Stock owned by them in favor of the Merger and this Agreement at the Company Special Meeting and provide the proxies named therein with such Person's irrevocable proxy with respect to such vote.

                  (b) As of the date hereof, the Company is entering into the Lockup Option, in the form of Exhibit A, with the Parent pursuant to which the Company grants to Parent the option to purchase 196,000 shares of Company Common Stock for an exercise price per share of $37.00, exercisable on the terms and conditions described therein.

         Section 7.9 Advice of Changes. The Parent and the Company shall each promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

         Section 7.10 Update of Disclosure Schedules. From time to time prior to the Effective Time, the Company will promptly supplement or amend the Disclosure Schedule to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or which is necessary to correct any information on the Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to the Disclosure Schedule nor any investigation by the Parent, before or after execution of this Agreement, shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 8.3 hereof or compliance by the Company with the covenants set forth in Articles VI and VII hereof.

         Section 7.11 Indemnification. (a) From and after the Effective Time through the third anniversary of the Effective Time, Parent shall indemnify and hold harmless each present and former director, officer and employee of the Company and Bath and its Subsidiaries determined as of the Effective Time (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time to the extent covered by directors and officers insurance maintained by the Company (collectively, "Claims"), to the fullest extent to which such Indemnified Parties would be entitled under New York law, the Certificate of Incorporation and By-laws of the Company or Bath as in effect on the date hereof.

         Any Indemnified Party wishing to claim indemnification under this
Section 7.11(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Parent elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to Parent and Parent shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel of such Indemnified Parties would present such counsel with a conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld.

         In the event that Parent or any of its respective successors or assigns
(i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 7.11, which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Indemnified Parties.

                  (b) From and after the Effective Time, Parent shall maintain a directors' and officers' liability insurance policy covering the Indemnified Parties Costs in connection with any Claims for a period of not less than three
(3) years after the Effective Time at annual premiums no greater than 150% of the annual premium of the directors' and officers' liability insurance maintained by the Company and Bath as of the date hereof.

         Section 7.12  Certain Post-Merger Agreements.

         The parties hereto agree to the following arrangements following the Effective Time:

                  (a) Directors and Officers of the Bank. Immediately following the Effective Time, Douglas L. McCabe shall serve as President of the Bank. As of the Effective Time, Mr. McCabe shall enter into an employment agreement with the Bank substantially in the form of Schedule 7.12(a)(i) hereto. As of the Effective Time, the Bank and Edward C. Galpin shall enter into a Consulting and Non-Compete Agreement substantially in the form of Schedule 7.12(a)(ii) hereto. As of the Effective Time, Parent and the Bank shall take all necessary and appropriate steps so that the Board of Directors of the Bank shall consist of not more than 12 persons and shall include as members Edward C. Galpin, Douglas
L. McCabe and five other current directors of the Bank as shall be mutually agreed upon by Parent and the Company.

                  (b) Severance and Change in Control Agreements. Any officer of the Bank who has a severance or change in control agreement with The Bank (each a "Contract Officer") which is disclosed on Schedule 7.12(b)(i) shall receive as of the Effective Time, the severance or termination payments provided for in their respective agreements ("Contract Payments") and as described and quantified in reasonable detail on Schedule 7.12(b)(i), provided that in the case of Mr. McCabe and Mr. Galpin, the severance payment shall be reduced as described in Schedule 7.12(b)(i) and Exhibits 1 and 2 to Schedule 7.12(b)(ii). As a condition to receiving their Contract Payments, each Contract Officer shall sign and deliver to Parent a release agreement in the form set forth in the Exhibits to Schedule 7.12(b)(ii).

                  (c) Employee Benefit Plans. After the Effective Time, Parent or the Bank may take whatever action they deem appropriate with respect to the Company Benefit Plans provided that benefits provided to current employees of the Bank or any of its Subsidiaries who continue to be employees after the Effective Time ("Continuing Employees") shall, in the aggregate be substantially similar to those offered under the current Company Benefit Plans or to benefits offered to employees of Parent generally. Service to the Bank by a Continuing Employee prior to the Effective Time shall be recognized as service to Parent for purposes of eligibility to participate under the sick leave policies, paid vacation policies, and medical, long-term disability and life insurance plans of Parent if Continuing Employees participate in such plans of Parent. Parent agrees that any pre-existing condition, limitation or exclusion in its medical, long-term disability and life insurance plans shall not apply to Continuing Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by the Bank on the Effective Time and who then change coverage to the medical or hospitalization indemnity health plan of Parent at the time such Continuing Employees are first given the option to enroll. The parties agree that, as of the Effective Time, Mr. McCabe shall be awarded options to acquire 37,000 shares of Parent Common Stock pursuant to the terms and conditions of Parent's Stock Option Plan. Parent and the Company agree that on or prior to the Effective time, the Bank may amend its Medical Benefits Retirement Plan as described in Schedule 7.12(c).

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

         Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

                  (a) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the Holders of the Company Common Stock;

                  (b) All necessary regulatory, governmental or third-party approvals, waivers, clearances, authorizations and Consents (including, without limitation, from the OCC) required to consummate the transactions contemplated hereby shall have been obtained, all conditions required to be satisfied prior to the Effective Time by the term of such approvals and consents shall have been satisfied, any applicable waiting periods shall have expired or been terminated and any other Consents from Regulatory Authorities and other third parties which in any case are required to be received prior to the Effective Time with respect to the transactions contemplated hereby shall have been received; and

                  (c) The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction; provided, however, that the parties shall use their best efforts to cause any such order, judgment, decree, injunction or ruling to be vacated or lifted.

         Section 8.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional conditions, unless waived by the Company, that:

                  (a) The representations and warranties of Parent and Merger Subsidiary contained in this Agreement shall be true in all material respects when made and at and as of the

Effective Time as if made at and as of such time, and the Company shall have received a certificate of an authorized officer of Parent and Merger Subsidiary to that effect.

                  (b) Parent and Merger Subsidiary shall have performed or complied in all material respects with all agreements and covenants required to be performed by each of them under this Agreement at or prior to the Effective Time and the Company shall have received a certificate of the President of Parent and Merger Subsidiary, without personal liability to that officer, to that effect.

                  (c) The Company shall be in receipt of an opinion of counsel from Nixon Peabody LLP, in the form of Exhibit B hereto.

         Section 8.3 Conditions to Obligations of Parent and Merger Subsidiary to Effect the Merger. The obligations of Parent and Merger Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by Parent:

                  (a) The representations and warranties of the Company contained in this Agreement shall be true in all material respects when made and at and as of the Effective Time as if made at and as of such time, and Parent and Merger Subsidiary shall have received a certificate of an authorized officer of the Company, without personal liability to that officer, to that effect.

                  (b) The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Effective Time and Parent and Merger Subsidiary shall have received a certificate of the President of the Company, without personal liability to that officer, to such effect.

                  (c) Absence of Material Adverse Changes. There shall not have occurred any change in the business, assets, financial condition or results of operations of the Company or any of its Subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

                  (d) Parent shall be in receipt of an agreed upon procedures letter from Urbach, Kahn & Werlin, P.C., in a form reasonably satisfactory to the Parent and its counsel providing its review in accordance with Statements on Auditing Standards ("SAS") No. 71, on the Company's unaudited financial statements for the first three quarters of 2000 and the first and (provided that the Closing Date is a date subsequent to June 30, 2001) second quarters of 2001.

                  (e) Parent shall be in receipt of an opinion of counsel from Elias, Matz, Tiernan and Herrick, L.L.P. in the form of Exhibit C hereto.

                  (f) At or prior to the Effective Time, Company and Bank shall deliver to Parent evidence satisfactory to Parent of the resignations of those directors and officers of Company and Bank that are requested by Parent, such resignations to be effective at the Effective Time. Such resignations shall not affect any rights of those directors and officers to receive contracted-for severance benefits to which they would otherwise be entitled.

                  (g) The Related Agreements have been executed and delivered by the respective parties thereto and continue in full force and effect.

                  (h) Parent and Merger Subsidiary shall have performed or complied in all material respects with all agreements and covenants required to be performed by each of them under this Agreement at or prior to the Effective Time and the Company shall have received a certificate of the President of Parent and Merger Subsidiary to that effect.

                                   ARTICLE IX

                        TERMINATION, AMENDMENT AND WAIVER

         Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company:

                  (a) by mutual written consent of Parent and the Company;

                  (b) by the Company, upon a material breach of this Agreement on the part of Parent or Merger Subsidiary which has not been cured within 30 days of written notice of such breach and which would have a Material Adverse Effect on the Company or would materially impair the parties' abilities to consummate the transactions contemplated hereby;

                  (c) by Parent, upon a material breach of this Agreement on the part of the Company which has not been cured within 30 days of written notice of such breach and which would have a Material Adverse Effect on the Parent or would materially impair the parties' abilities to consummate the transaction contemplated hereby;

                  (d) by Parent or the Company if any court of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling, after reasonable efforts on the part of Parent and the Company to resist, resolve or lift, which permanently restrains, enjoins or otherwise prohibits the Merger and such order, judgment, decree, injunction or ruling shall have become final and nonappealable;

                  (e) by either Parent or the Company if the Merger shall not have been consummated on or before June 30, 2001 (the "Upset Date") provided the terminating party is not otherwise in material breach of its representations, warranties or obligations under this Agreement;

                  (f) by either Parent or the Company upon written notice to the other party 45 days after the date on which any Application for regulatory approval shall have been denied or withdrawn at the request or recommendation of the Regulatory Authority which must grant such regulatory approval, unless within the 45-day period following such denial or withdrawal a petition for rehearing or an amended Application has been filed with the applicable Regulatory Authority, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(f) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

                  (g) by either Parent or the Company if there has been no Superior Proposal prior to the Company Special Meeting and the Company Special Meeting (including as it may be adjourned from time to time) shall have concluded without the Company having obtained the required shareholder approval of this Agreement and the transactions contemplated hereby; or

                  (h) by the Company if it receives a Superior Proposal and the Company's Board of Directors determines that it would be in accordance with their fiduciary duties, based upon the advice of its outside legal counsel, to accept the third party proposal; provided, however, that in such event the Company shall not be permitted to terminate this Agreement pursuant to this
Section 9.1(h), (i) prior to the Special Meeting and (ii) after the Company Special Meeting unless it has complied with the provisions of Section 7.7. Notwithstanding any termination of this Agreement, the exercise by Parent of its rights under the Lockup Option shall be governed by the terms of such Lockup Option.

         Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of any of the Company, Parent or Merger Subsidiary or their respective officers or directors; provided that Sections 9.2, 9.3 and 10.6 and the second to last sentence of Section 7.1 shall survive the termination.

         Section 9.3  Fees and Expenses.

                  (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

                  (b) In the event of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys' fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with the enforcement of its rights hereunder.

         Section 9.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval hereof by the shareholders of the Company, but, after such approval, no amendment shall be made which (i) changes the form or decreases the amount of the Merger Consideration, (ii) in any way materially adversely affects the rights of the Company's shareholders or (iii) under applicable law would require approval of the Company's shareholders in any such case referred to in clauses (i) and (ii), without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         Section 9.5 Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent permitted by applicable law, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                    ARTICLE X

         Section 10.1 Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

         If to the Company:

                  Bath National Corporation
                  44 Liberty Street
                  Bath, New York  14810
                  Attention:  Douglas McCabe, President and Chief Executive
                              Officer
                  Telecopy No.:  607-776-4510

         With copies to:

                  Raymond A. Tiernan, Esq.
                  Elias, Matz, Tiernan & Herrick, L.L.P.
                  12th Floor, The Walker Building
                  734 15th Street
                  Washington, D.C.  20005
                  Telecopy:  202-347-2172

         If to Parent or Merger Subsidiary:

                  Financial Institutions, Inc.
                  220 Liberty Street
                  Warsaw, New York 14569-0227
                  Attention: Peter G. Humphrey, President and Chief Executive Officer
                  Telecopy:  716-786-1108

         With a copy to:

                  Bruce J. Baker, Esq.
                  Nixon Peabody LLP
                  Clinton Square
                  Rochester, New York 14603
                  Telecopy:  716-263-1600

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

         Section 10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time, including, but not limited to, the provisions of Sections 7.11 and 7.12 hereof.

         Section 10.3 Specific Performance. The Company acknowledges that the Company's Common Stock and the Company's business and assets are unique, and that if the Company shall refuse to consummate the transaction contemplated by this Agreement without cause and in breach of its obligations hereunder, such failure by the Company will cause irreparable harm to Parent for which there will be no adequate remedy at law, in which event Parent shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement.

         Section 10.4 Entire Agreement. This Agreement (including the documents and instruments referred to herein), together with the Confidentiality Agreement and the Lockup Option, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

         Section 10.5 Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights, except for the provisions of Article III and Sections 7.4, 7.6, 7.9,
7.11 and 7.12.

         Section 10.6 Governing Law. This Agreement, shall be governed in all respects by the laws of the State of New York (without giving effect to the provisions thereof relating to conflicts of law). The exclusive venue for the adjudication of any dispute or proceeding arising out of this Agreement or the performance thereof shall be the courts located in the County of Monroe, State of New York and the parties hereto and their affiliates each consents to and hereby submits to the jurisdiction of any court located in the County of Monroe, State of New York or Federal courts in the Western District of New York.

         Section 10.7 Headings; Disclosure. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Any disclosure by the Company or Parent in any portion of its respective Disclosure Schedule shall be deemed disclosure in each other portion of such Disclosure Schedule.

         Section 10.8  Certain Definitions and Rules of Construction.

                  (a)      As used in this Agreement:

                  "Affiliate," as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling,"

"controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

                  "Agreement" means this Agreement and Plan of Merger.

                  "Applications" means the applications for regulatory approval which are required by the transactions contemplated hereby.

                  "BHCA" means the Bank Holding Company Act of 1956, as amended.

                  "BIF" means the Bank Insurance Fund administered by the FDIC.

                  "Bank" means Bath National Bank, a wholly owned subsidiary of the Company.

                  "Bank Regulatory Reports" means the Call Reports of the Bank and accompanying schedules, as filed with the Federal Deposit Insurance Corporation, for each calendar quarter beginning with the quarter ended September 30, 1999, through the Closing Date, and all Annual, Quarterly and Current Reports filed on Form Y-2 with the FRB by the Company from September 30, 1999 through the Closing Date.

                  "Business Day" shall mean any day, Monday-Friday, on which national banks may legally be open for business in New York.

                  "Certificate of Merger" has the meaning set forth in Section 1.3.

                  "Certificates" has the meaning set forth in Section 3.2.

                  "Closing Date" has the meaning set forth in Section 1.2.

                  "Code" has the meaning set forth in Section 4.10(a).

                  "Company Benefit Plans" has the meaning set forth in Section 4.9.

                  "Company Common Stock" has the meaning set forth in Section 3.1(a).

                  "Company Intellectual Property Rights" has the meaning set forth in Section 4.16(a).

                  "Company Contract" has the meaning set forth in Section 4.14.

                  "Company Permits" has the meaning set forth in Section 4.12.

                  "Company SEC Reports" shall have the meaning set forth in
Section 4.5(a).

                  "Consent" shall have the meaning set forth in Section 5.4(b).

                  "Disclosure Schedule" has the meaning set forth in Article IV, Introduction.

                  "Effective Time" shall have the meaning set forth in Section 1.3.

                  "Environmental Law" has the meaning set forth in Section 4.19.

                  "ERISA" shall have the meaning set forth in Section 4.9(a).

                  "ERISA Affiliate" has the meaning set forth in Section 4.9(a).

                  "Exchange Act" has the meaning set forth in Section 3.4(a).

                  "FDIA" means the Federal Deposit Insurance Act, as amended.

                  "FDIC" means the Federal Deposit Insurance Corporation.

                  "FHLB" means the Federal Home Loan Bank.

                  "FRB" means the Board of Governors of the Federal Reserve System.

                  "GAAP" has the meaning set forth in Section 4.5(b).

                  "Hazardous Material" has the meaning set forth in Section 4.19(g).

                  "Information Technology" has the meaning set forth in Section 4.16(c).

                  "Knowledge" or any other formulation of "knowledge" shall mean, the Knowledge of the Company's or the Bank's senior executive officers with respect to the Company, and with respect to Parent and Merger Subsidiary, the knowledge of Parent's senior executive officers;

                  "Law" means any constitution, statute, order, regulation, directive, opinion, interpretive letter or embodiment of official action taken at the federal or state law by an entity having jurisdiction over one or more parties to this Agreement.

                  "Lien" shall have the meaning set forth in Section 5.4(a).

                  "Loan Property" shall have the meaning given to such term in
Section 4.19(g) of this Agreement.

                  "Lockup Option" shall have the meaning set forth in Section 4.2(a) and 7.9(b) of this Agreement.

                  "Material Adverse Effect" shall mean, with respect to the Company and its Subsidiaries taken as a whole, Parent and its Subsidiaries taken as a whole, and any other Person (including a Person who is a borrower or guarantor of a Loan), a change or effect that is or is reasonably likely to be materially adverse to the business, results of operations or financial condition of such Person taken as a whole; provided, however, that "Material Adverse Effect" shall not be deemed to include the impact of (a) any change in GAAP or in banking or similar laws, rules or regulations of general applicability to depository institutions and their holding companies (including changes in insurance deposit assessment rates applicable to financial institutions and their holding companies) or interpretations thereof by courts and governmental authorities, (b) actions and omissions of the Company or the Parent or any Subsidiaries taken with the prior written consent of the other parties hereto, (c) changes in economic conditions affecting financial institutions generally, including, but not limited to, changes in the general level of market interest rates, and (d) the direct effects of compliance with this Agreement on the operating performance of the parties including expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement.

                  "Merger Consideration" has the meaning set forth in Section 3.1(a).

                  "Merger Subsidiary" has the meaning set forth in the preamble to this Agreement.

                  "OCC" means the Office of the Comptroller of the Currency.

                  "OREO" means other real estate owned as described in Section 4.27(c).

                  "Other Investments shall have the meaning set forth in Section 4.2(c).

                  "PGBC" means the Pension Benefit Guarantee Corporation as described in 4.10(c).

                  "Parent Disclosure Schedule" has the meaning set forth in
Article IV, Introduction.

                  "Participation Facility" shall have the meaning given to such term in Section 4.19(g) of this Agreement.

                  "Person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act);

                  "Proxy Statement" has the meaning set forth in Section 3.5(a).

                  "Quarterly Financial Statements" has the meaning set forth in
Section 4.5(c).

                  "Regulatory Agreement" has the meaning given to that term in
Section 4.12(b) of this Agreement.

                  "Regulatory Authority" means any agency or department of any Federal or state government, including without limitation, the FDIC, the FRB, the FHLBB, the OCC, the SEC or the respective staffs thereof.

                  "SEC" has meaning set forth in Section 3.5(a).

                  "Subsidiary" or "Subsidiaries" means, with respect to Parent, the Company or any other person, any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the Holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity;

                  "Violation" has the meaning set forth in Section 4.4(a).

                  "Year 2000 Ready" as the meaning set forth in Section 4.16(c).

                  (b)      Other Rules of Construction.

                  (i) References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

                  (ii) The words "include", "including" or "includes" shall be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Agreement.

                  (iii) This Agreement is the joint drafting product of Parent and the Company and each provision has been subject to negotiation and agreement and shall not be construed for or against either party as drafter thereof.

                  (iv) Each case in this Agreement where a contract or agreement, including this Agreement, is represented or warranted to be enforceable will be deemed to include as a limitation to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles, whether applied in equity or at law.

                  (v) All references in the Agreement to financial terms shall be deemed to refer to such terms as they are defined under GAAP, consistently applied.

         Section 10.8 Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

         Section 10.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         Section 10.10 Negotiated Agreement. This Agreement has been fully negotiated by counsel representing each party to this Agreement. Thus, where there is ambiguity regarding the meaning of particular language or terms of this Agreement, the language shall not be construed against the drafting party.

         IN WITNESS WHEREOF, Parent, Merger Subsidiary and the Company have caused this Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                   PARENT

                                   FINANCIAL INSTITUTIONS, INC.


                                   By /s/Peter G. Humphrey
                                      -------------------------------------
                                   Name: Peter G. Humphrey
                                   Title:  President and Chief Executive Officer

                                   MERGER SUBSIDIARY
                                   FI SUBSIDIARY I, INC.


                                   By /s/Peter G. Humphrey
                                     -------------------------------------------
                                   Name: Peter G. Humphrey
                                   Title: President and Chief Executive Officer

                                   COMPANY

                                   BATH NATIONAL CORPORATION

                                   By /s/Douglas McCabe
                                      ------------------------------------------
                                   Name: Douglas McCabe
                                   Title:  President

                                   Exhibit 3


              SHAREHOLDERS' VOTING AGREEMENT AND IRREVOCABLE PROXY

         SHAREHOLDERS' VOTING AGREEMENT AND IRREVOCABLE PROXY, dated as of November 2, 2000, among FINANCIAL INSTITUTIONS, INC. ("Parent"), a New York corporation, FI SUBSIDIARY I, INC. ("Merger Subsidiary"), a New York corporation and a wholly-owned subsidiary of Parent, and each of the shareholders of BATH NATIONAL CORPORATION (the "Company"), a New York corporation, who are listed on and execute the signature pages attached hereto (each, a "Shareholder" and, collectively, the "Shareholders").

         WHEREAS, each Shareholder is the record and beneficial owner of the number of shares of the Company set forth opposite his name on Schedule A attached hereto (such shares, together with any other shares of capital stock of the Company acquired by such Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments) being collectively referred to herein as the "Subject Shares" of such Shareholder);

         WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have approved the merger of the Company with and into Merger Subsidiary (the "Merger") in accordance with the laws of the State of New York and the provisions of a certain Agreement and Plan of Merger dated as of November ___, 2000 (as the same may be amended, supplemented or otherwise modified in accordance with its terms, the "Merger Agreement");

         WHEREAS, Section 7.8(a) of the Merger Agreement requires the Shareholders to execute and deliver this Agreement to Parent and Merger Subsidiary;

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

         1. Representations and Warranties of Each Shareholder. Each Shareholder hereby, severally and not jointly, represents and warrants to Parent and Merger Subsidiary that, except as disclosed in the Company Disclosure Schedule which was delivered to Parent in connection with the Merger Agreement:

                  (1) Authority Relative to this Agreement. Such Shareholder has the necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder, and assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes the valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally.

                  (2) The Subject Shares. Such Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and valid title to, the Subject Shares set forth opposite his name on Schedule A attached hereto. Such Shareholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite his name on Schedule A attached hereto. The Subject Shares do not include shares over which such Shareholder exercises control in a fiduciary capacity and no representation by Shareholders is made thereby pursuant to the terms hereof. Such Shareholder has the sole right to vote such Subject Shares and none of such Subject Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

         2. Covenants of Each Shareholder. Each Shareholder hereby, severally and not jointly, covenants and agrees with Parent and each other Shareholder as follows:

                  (1) At any meeting of shareholders of the Company called to vote upon the Merger and/or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and/or the Merger Agreement is sought, each Shareholder shall cause the Subject Shares to be present at any such meeting for purposes of establishing and maintaining a quorum and shall vote (or cause to be voted) the Subject Shares of such Shareholder, including by executing a written consent solicitation if requested by Parent or Merger Subsidiary, in respect of which such Shareholder then has or exercises voting control, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof, each of the transactions contemplated thereby and such other matters, if any, as may be reasonably requested by Parent and/or Merger Subsidiary.

                  (2) At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which such Shareholder's votes, consents or other approvals are sought, such Shareholder shall vote (or cause to be voted) the Subject Shares of such Shareholder, including by executing a written consent solicitation if requested by Parent or Merger Subsidiary, in respect of which such Shareholder then has or exercises voting control, against (i) any merger agreement, merger (other than the Merger Agreement and the Merger), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (collectively, a "Takeover Proposal"), and
(ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent, hinder, delay or nullify the Merger Agreement, the Merger, this Agreement or any of the transactions contemplated thereby or hereby or change in any manner the voting rights of any class of common stock or other voting securities of the Company. Such Shareholder further agrees not to commit or agree to take any action or enter into any agreement inconsistent with the foregoing.

                  (3) Such Shareholder hereby waives, and agrees not to exercise, any appraisal rights under the New York Business Corporation Law in connection with the Merger.

         3. Restrictions on Transfer. Each Shareholder, severally and not jointly, covenants and agrees with Parent and Merger Subsidiary that, prior to the Effective Time, neither such Shareholder nor any of his affiliates shall, directly or indirectly, (1) give, offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of the record or beneficial ownership of (any such act, a "Transfer"), or consent to any Transfer of, any or all of the Subject Shares of

Shareholder or any interest therein, (2) enter into any contract, option, commitment or other arrangement (including any profit sharing arrangement) with respect to the Transfer of the Subject Shares, or (3) enter into any other voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise with respect to the Subject Shares.

4.            Grant of Irrevocable Proxy; Appointment of Proxy.

                  (1) Each Shareholder hereby irrevocably and severally grants to, and appoints, Parent and Peter G. Humphrey, or either of them, and any individual who shall hereafter succeed Mr. Humphrey as Chairman and CEO of Parent, and each of them individually, such Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote such Shareholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares, in a manner consistent with Section 2(1) and 2(2) hereof.

                  (2) Each Shareholder severally represents that any proxies heretofore given in respect of such Shareholder's Subject Shares are not irrevocable, or if irrevocable that, upon execution and delivery of this Agreement, the valid consent to the revocation of such proxies from the party or parties to whom such proxies were heretofore granted will be obtained and any such proxies are hereby revoked to the extent necessary to effect the transactions contemplated by this Agreement. Each Shareholder understands and acknowledges that Parent and Merger Subsidiary are entering into the Merger Agreement in reliance upon such Shareholder's execution, delivery and performance of this Agreement.

                  (3) Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder in accordance with this Agreement. Such Shareholder hereby further affirms that his irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the applicable provisions of the New York Business Corporation Law. Such irrevocable proxy shall be valid until termination of this Agreement pursuant to Section 5 hereof.

         5. Termination. This Agreement shall terminate immediately upon the termination of the Merger Agreement by Parent, Merger Subsidiary and/or the Company in accordance with the terms of the Merger Agreement; provided, however, that no termination of this Agreement shall relieve any party hereto from liability for breach of this Agreement prior to such termination. Notwithstanding the foregoing, Section 8 hereof shall survive any termination of this Agreement.

         6. Several Obligations. Notwithstanding any other provision hereof, each Shareholder's obligations hereunder are several, and not joint and several. Upon execution hereof by Parent, Merger Subsidiary and any Shareholder, this Agreement shall be binding upon and inure to the benefit of Parent, Merger Subsidiary and each such Shareholder, regardless of the failure of any other party listed on the signature page hereto to execute this Agreement.

         7. General Provisions.

                  (1) Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed to the parties at their respective addresses as set forth in Section 10.1 of the Merger Agreement or on Schedule A attached hereto, as applicable, or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 7(1).

                  (2) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

                  (3) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

                  (4) Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including conferring third party beneficiary rights.

                  (5) Effect. This Agreement relates solely to the capacity of the undersigned as Shareholders or other beneficial owners of the Subject Shares and is not in any way intended to affect the exercise by the undersigned of the undersigned's responsibilities as directors of the Company or Bath National Bank. It is further understood and agreed that this Agreement is not in any way intended to affect the exercise by the undersigned of any fiduciary responsibility which the undersigned may have in respect to any of the Subject Shares held by the undersigned as of the date hereof.

                  (6) Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York (without giving effect to the provisions thereof relating to conflicts of law). The exclusive venue for the adjudication of any dispute or proceeding arising out of this Agreement or the performance hereof shall be the courts located in the County of Monroe, State of New York and the parties hereto and their affiliates each consents to and hereby submits to the jurisdiction of any court located in the County of Monroe, State of New York or Federal courts in the Western District of New York.

                  (7) Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                  (8) Certain Rules of Construction. References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those persons executing such agreements. This Agreement is the joint drafting product of Parent, Merger Subsidiary and each Shareholder and each provision has been subject to negotiation and agreement and shall not be construed for or against any party as drafter thereof. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

                  (9) Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

                  (10) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         8. Confidentiality; Public Announcements. Each Shareholder recognizes that successful consummation of the transactions contemplated by this Agreement (including the Merger) may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof by Parent, Merger Subsidiary and/or the Company pursuant to the terms of the Merger Agreement, each Shareholder hereby agrees not to issue any press release or make any other public statement or disclose or discuss such matters with anyone not a party to this Agreement (other than such Shareholder's counsel and advisors, if any) without the prior written consent of Parent, except as required by law.

         IN WITNESS WHEREOF, Parent, Merger Subsidiary and each Shareholder listed on the attached signature pages have caused this Agreement to be signed as of the date first written above.


                                       Financial Institutions Inc.

                                       By:/s/Peter G. Humphrey
                                           -------------------------------
                                           Peter G. Humphrey
                                           President and Chief Executive Officer

                                       FI Subsidiary I, Inc.

                                       By:/s/Peter G. Humphrey
                                           -------------------------------
                                           Peter G. Humphrey
                                           President and Chief Executive Officer

           SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Laverne H. Billings
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Theodore P. Capron
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Robert H. Cole
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Herbert Fort
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

                                   SCHEDULE A
          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Edward C. Galpin
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Lisle E. Hopkins
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Lawrence C. Howell
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Constance Manikas
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Douglas L. McCabe
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Joseph F. Meade. Jr.
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Freeman H. Smith, III
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Patrick Sullivan
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

          SIGNATURE PAGE TO SHAREHOLDER'S VOTING AND PROXY AGREEMENT


                                       Name of Shareholder:

                                       /s/Alan J. Wilcox
                                       --------------------------


                                       Number of Subject Shares Owned as of
                                       November ____, 2000

                                       Number of Shares of Common Stock
                                       Beneficially Owned  _________


                                       Notice Address:

NAME AND ADDRESS                                   OWNED SUBJECT SHARES


Laverne H. Billings                                    7,070
Theodore P. Capron                                     2,400
Robert H. Cole                                         15,653
Herbert Fort (LIVING TRUST)                               842
Edward C. Galpin                                        7,909
Lisle E. Hopkins                                       10,969
    (L.E. Hopkins Family Partnership)
Lawrence C. Howell                                      2,955
Constance Manikas                                       1,020
Douglas L. McCabe                                       2,423
Joseph F. Meade, Jr.                                   12,000
Freeman H. Smith, III                                  12,000
Patrick Sullivan                                       10,314
Alan J. Wilcox                                            700

                                   Exhibit 4



                             STOCK OPTION AGREEMENT

         This Stock Option Agreement (this "Agreement") is made as of the 2nd day of November, 2000, between Financial Institutions, Inc., a New York corporation ("Grantee"), and Bath National Corporation, a New York corporation ("Issuer").

                                    RECITALS

         Grantee, FI Subsidiary I, Inc. and Issuer are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Plan"), which is being executed by the parties hereto simultaneously with the execution of this Agreement.

         As a condition and inducement to Grantee's entering into the Plan and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined below).

         In consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Plan, the parties hereto agree as follows:

         Section 1.  Grant of Option.

         (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, One hundred ninety six thousand (196,000) fully paid and nonassessable shares (the "Option Shares") of Common Stock, par value $5.00 per share (the "Common Stock"), of Issuer at a price per share equal to $37 per share (the "Initial Price"); provided, however, that in the event Issuer issues or agrees to issue (other than pursuant to options and warrants to issue Common Stock or shares of convertible stock convertible into shares of Common Stock in effect or outstanding as of the date hereof) any shares of Common Stock at a price less than the Initial Price (as adjusted pursuant to Section 3(b) hereof), such price shall be equal to such lesser price (such price, as adjusted as hereinafter provided, the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

         Section 2.  Exercise of Option.

         (a) Timing of Exercise, Termination. Grantee may exercise the Option, in whole or part, at any time and from time to time subsequent to the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the time immediately prior to the Effective Time, (ii) 12 months after the first occurrence of a Purchase Event, (iii) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event (other than a termination of the Plan by Grantee pursuant to Section 9.1(c) thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein or by Grantee and Issuer pursuant to Section 9.1(a) thereof if Grantee shall at that time have been entitled to terminate the Plan pursuant to Section 9.1(c) thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein) or (iv) 18 months after the termination of the Plan by Grantee pursuant to Section 9.1(c) thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein or by Grantee and Issuer pursuant to Section 9.1(a) thereof if Grantee shall at that time have been entitled to terminate the Plan pursuant to Section 9.1(c) thereof due to a willful breach by Issuer of any representation, warranty or agreement contained therein. The events described in clauses (i) - (iv) in the preceding sentence are hereinafter collectively referred to as an "Exercise Termination Event." Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Grantee is in material breach of any of its representations, warranties or agreements contained in the Plan such that Issuer would be entitled to terminate the Plan pursuant to Section 9.1(b) thereof.

         (b) Purchase Event. The term "Purchase Event" shall mean the acquisition by any Person (other than Grantee or any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business (provided that the foregoing exception shall not apply to any Person for whom or which such Issuer Subsidiary is acting in such fiduciary capacity)) of Beneficial Ownership of shares of Common Stock, such that, upon the consummation of such acquisition, such Person has Beneficial Ownership, in the aggregate, of 20% or more of the then outstanding shares of Common Stock

         (c) Notice by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Purchase Event; provided, however, that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

         (d) Notice of Exercise. In the event that Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, (ii) the aggregate purchase price as provided herein, and (iii) a period of time (that shall not be less than three business days nor more than twenty (20) business days) running from the Notice Date (the "Closing Date") and a place at which the closing of such purchase shall take place; provided, that, if prior notification to or approval of the Federal Reserve Board or any other Regulatory Authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), (a) Grantee shall promptly file, or cause to be filed, the required notice or application for approval ("Notice/Application"), (b) Grantee shall expeditiously process, or cause to be expeditiously processed, the Notice/Application, and (c) for the purpose of determining the Closing Date pursuant to clause (iii) of this sentence, the period of time that otherwise would run from the Notice Date shall instead run from the later of (x) in connection with any Notification, the date on which any required notification periods have expired or been terminated, and (y) in connection with any Approval, the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. For purposes of Section 2(a) hereof, any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

         (e) Payments. At the closing referred to in Section 2(e) hereof, Grantee shall pay to Issuer the aggregate Option Price for the shares of Common Stock specified in the Option Notice in immediately available funds by wire transfer to a bank account designated by Issuer; provided, however, that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

         (f) At the initial closing referred to in Section 2(e) hereof, Issuer shall pay Grantee an amount in cash equal to three million dollars ($3,000,000) less the difference between (A) the market/offer price (as defined in Section 7(a)) of the Common Stock and (B) $37.00; multiplied by 196,000.

         (g) Delivery of Common Stock. At such closing, subject to any requisite Notification and/or Approval having been made or given and being in full force and effect, and only following payment as set forth in Section 2(e) hereof, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock specified in the Option Notice and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares of Common Stock purchasable hereunder. Grantee shall deliver to Issuer a letter at such closing that Grantee will not offer to sell or otherwise dispose of any Option Shares in violation of applicable law or the terms of this Agreement.

         (h) Common Stock Certificates. Certificates for Common Stock delivered at a closing hereunder shall be endorsed with a restrictive legend substantially as follows:

                  The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended, and the certain provisions of an agreement between Financial Institutions Inc. and Bath National Corporation ("Issuer") dated as of the 2nd day of November, 2000. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

         (i) Holder of Record. Upon the giving by Grantee to Issuer of an Option Notice and the tender of the applicable purchase price in immediately available funds on the Closing Date, subject to any requisite Notification and/or Approval having been made or given and being in full force and effect, Grantee shall be deemed to be the holder of record of the number of shares of Common Stock specified in the Option Notice, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then actually be delivered to Grantee. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of Grantee.

         Section 3.  Issuer's Covenants.

         (a) Available Shares. Issuer agrees that it shall at all times until the termination of this Agreement have reserved for issuance upon the exercise of the Option that number of authorized and reserved shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, all of which shares shall, upon issuance pursuant hereto, be duly authorized, validly issued, fully paid, nonassessable, and delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         (b) Compliance. Issuer agrees that it shall not, by amendment of its articles of incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer.

         (c) Certain Actions, Applications and Arrangements. Issuer shall promptly take all action as may from time to time be required (including (i) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. ss. 18a and regulations promulgated thereunder, and (ii) in the event, under the Bank Holding Company Act of 1956, as amended (the "B.H.C. Act"), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federa1 Reserve Board or to any other Regulatory Authority is necessary before the option may be exercised, cooperating with Grantee in preparing such applications or notices and providing such information to each such Regulatory Authority as it may require) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto, and to protect the rights of Grantee against dilution.

         Section 4. Exchange of Option. This Agreement and the Option granted hereby are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used in this Section 4 include any agreements and related options for which this Agreement and the Option granted hereby may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer shall execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         Section 5. Adjustments. The number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

         (a) In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise to become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it represents the same proportion of the number of shares of Common Stock then issued and outstanding as such proportion before the applicable event described in this Section 5(a).

         (b) Whenever the number of Option Shares purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which shall be equal to the number of Option Shares purchasable after the adjustment.

         Section 6.  Registration Rights.

         (a) Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any holder of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the Securities Act covering any shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option in accordance with any plan of disposition requested by Grantee. Issuer shall use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective. Grantee shall have the right to demand two such registrations at Issuer's expense. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. In connection with any such registration, Issuer and Grantee shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by Grantee in connection with such registration, Issuer and Grantee shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements.

         (b) In the event that Grantee requests Issuer to file a registration statement following the failure to obtain any approval required to exercise the Option as described in Section 9 hereof, the closing of the sale or other disposition of the Common Stock or other securities pursuant to such registration statement shall occur substantially simultaneously with the exercise of the Option.

         (c) Except where applicable state law prohibits such payments, Issuer shall pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to this Section 6 (including the related offerings and sales by holders of option Shares) and all other qualifications, notification or exemptions pursuant to this Section 6.

         (d) In connection with any registration under this Section 6, Issuer hereby indemnifies Grantee, and each officer, director and controlling person of Grantee, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Grantee, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with,, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

         Promptly upon receipt by a party indemnified under this Section 6(d) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 6(d), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this
Section 6(d). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless
(i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interests of the indemnified party. No indemnifying party shall be liable for the fees and expenses of more than one separate counsel for all indemnified parties or for any settlement entered into without its consent, which consent may not be unreasonably withheld.

         If the indemnification provided for in this Section 6(d) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of Issuer, Grantee and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall Grantee be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any Grantee to indemnify shall be several and not joint with other holders of Option Shares.

         Section 7.  Option Repurchase.

         (a) Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, (i) at the request (the date of such request being the "Request Date") of Grantee, delivered within 30 days of the Purchase Event (or such later period as may be provided pursuant to Section 9 hereof), Issuer shall repurchase the Option from Grantee at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price:, multiplied by the number of shares for which the Option may then be exercised, and (ii) at the request (the date of such request being the "Request Date") of the owner of Option Shares from time to time (the "Owner"), delivered within 30 days of a Purchase Event, Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof and on or prior to the Request Date, (ii) the price per share of Common Stock paid or to be paid by any third party pursuant to an agreement with Issuer (whether by way of a merger, consolidation or otherwise),
(iii)-the highest closing price for shares of Common Stock within the 90-day period ending on the Request Date as reported on The Nasdaq Stock Market's National Market (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source), or (iv) in the event of a sale of all or substantially all of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally-recognized independent investment banking firm mutually selected by Grantee or the Owner, as the case may be, on the one hand, and Issuer, on the other hand, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally-recognized independent investment banking firm mutually selected by Grantee or Owner, as the case may be, on the one hand, and Issuer, on the other hand, whose determination shall be conclusive and binding on all parties.

         (b) Grantee or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that Grantee or the Owner, as the case may be, elects to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this Section 7. As immediately as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price or to the Owner the Option Share Repurchase Price or the portion thereof that Issuer is not then prohibited from so delivering under applicable law and regulation or as a consequence of administrative policy.

         (c) Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section 7. Nonetheless, to the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the option and/or the Option Shares in full, Issuer shall immediately so notify Grantee and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to Grantee and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to Grantee and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full, Grantee or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly (i) deliver to Grantee and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation, and (ii) deliver, as appropriate, either (A) to Grantee, a new Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common Stock purchasable immediately prior to the delivery of the notice of repurchase less the number of shares of Common Stock covered by the portion of the Option repurchased, or (B) to the Owner, a certificate for the number of Option Shares covered by the revocation.

         (d) Issuer shall not enter into any agreement with any party (other than Grantee or a Grantee Subsidiary) for an Acquisition Transaction unless the other party thereto assumes all the obligations of Issuer pursuant to this
Section 7 in the event that Grantee or Owner elects, in its sole discretion, to require such other party to perform such obligations.

         Section 8.  Substitute Option.

         (a) Grant of Substitute Option. In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate or merge with any Person, other than Grantee or a Grantee Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and, share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its or any significant Issuer Subsidiary's assets to any Person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below), or (y) any Person that controls the Acquiring Corporation (the Acquiring Corporation and any such controlling Person being hereinafter referred to as the "Substitute Option Issuer").

         (b) Exercise of Substitute Option. The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as is hereinafter defined) as is equal to the market/offer price (as defined in
Section 7 hereof), multiplied by the number of shares of the Common Stock for which the Option was theretofore exercisable immediately prior to the event described in Section 8(a), divided by the Average Price (as is hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the product of the Option Price multiplied by a fraction in which the numerator is the number of shares of Common Stock for which the Option was theretofore exercisable immediately prior to the event described in Section 8(a) and the denominator is the number of shares for which the Substitute Option is exercisable.

         (c) Terms of Substitute Option. The Substitute Option shall otherwise have the same terms as the Option, provided, however, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee.

         (d) Substitute Option Definitions. The following terms have the meanings indicated:

                  (i) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving

                           Person, and (iii) the transferee of all or any substantial part of Issuer's assets (or the assets of any significant Issuer Subsidiary);

                  (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option; and

                  (iii) "Average Price" shall mean the average bid and asked price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the average of the bid and asked price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale, provided, however, that if such closing price is not ascertainable due to an absence of a public market for the Substitute Common Stock, "Average Price" shall mean the higher of (i) the price per share of Substitute Common Stock paid or to be paid by any third party pursuant to an agreement with the issuer of the Substitute Common Stock and (ii) the book value per share, calculated in accordance with generally accepted accounting principles, of the Substitute Common Stock immediately prior to exercise of the Substitute Option; provided, further, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Person merging into Issuer or by any company which controls or is controlled by such merging Person, as Grantee may elect.

         (e) Cap on Substitute Option. In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than that proportion of the outstanding Substitute Common Stock equal to the proportion of the outstanding Common Stock of Issuer which Grantee had the right to acquire immediately prior to the issuance of the Substitute Option. In the event that the Substitute Option would be exercisable for more than a proportion of the outstanding Substitute Common Stock referred to in the immediately preceding paragraph but for this clause (e), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm mutually selected by Grantee, on the one hand, and Issuer, on the other hand.

         Section 9. Extension of Exercise Right. Notwithstanding Section 2,
Section 6, Section 7 and Section 11 hereof, if Grantee has given the notice referred to in one or more of such Sections, the exercise of the rights specified in any such Section shall be extended (a) if the exercise of such rights requires obtaining regulatory approvals (including any required waiting periods) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and (b) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; provided, however, that in no event shall any closing date occur more than 6 months after the related Notice Date, and, if the closing date shall not have occurred within such period due to the failure to obtain any required approval by the Federal Reserve Board or any other Regulatory Authority despite the best efforts of Issuer or the Substitute

Option Issuer, as the case may be, to obtain such approvals, the exercise of the Option shall be deemed to have been rescinded as of the related Notice Date. In the event (a) Grantee receives official notice that an approval of the Federal Reserve Board or any other Regulatory Authority required for the purchase and sale of the Option Shares shall not be issued or granted, or (b) a closing date has not occurred within 6 months after the related Notice Date due to the failure to obtain any such required approval, Grantee shall be entitled to exercise the Option in connection with the resale of the Option Shares pursuant to a registration statement as provided in Section 6.

         Section 10. Issuer's Representations and Warranties. Issuer hereby represents and warrants to Grantee as follows:

         (a) Corporate Authority. Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by Issuer.

         (b) Availability of Shares. Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms shall have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, shall be duly authorized, validly issued, fully paid, non-assessable, and shall be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         (c) No Violations. The execution, delivery and performance of this Agreement does not or shall not, and the consummation by Issuer of any of the transactions contemplated hereby shall not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or by-laws, or the comparable governing instruments of any of the Issuer Subsidiaries, or
(B) a breach or violation of, or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of the Issuer Subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of the Issuer Subsidiaries is subject, that would, in any case give any other person the ability to prevent or enjoin Issuer's performance under this Agreement in any material respect.

         Section 11. Assignment. Neither of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement or the Option created hereunder to any other Person without the express written consent of the other party; provided, however, that until the date at which the Federal Reserve Board has approved an application by Grantee under the B.H.C. Act to acquire the shares of Common Stock subject to the Option, other than to a wholly owned subsidiary of Grantee, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board. The term "Grantee," as used in this Agreement, shall also be deemed to refer to Grantee's permitted assigns. Any attempted assignment prohibited by this Section 11 is void and without effect.

         Section 12. Filings and Consents. Each of Grantee and Issuer shall use its reasonable efforts to make all filings with, and to obtain consents of, all third parties and Regulatory Authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, making application if necessary, for listing of the shares of Common Stock issuable hereunder on any exchange or quotation system and applying to the Federal Reserve Board under the B.H.C. Act and to state banking authorities for approval to acquire the shares issuable hereunder.

         Section 13. Remedies. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

         Section 14. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

         Section 15. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in Person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Plan.

         Section 16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall be effective at the time of execution.

         Section 17. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         Section 18.  Limitation of Value.

         (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Benefit (as hereinafter defined) exceed $3.0 million and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) pay cash to Issuer, or (iv) any combination thereof, so that Grantee's actually realized Total Benefit shall not exceed $3.0 million after taking into account the foregoing actions.

         (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Benefit (as defined below) of more than three million dollars ($3,000,000); provided that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

         (c) As used herein, the term "Total Benefit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuers' repurchase of the Option (or any portion thereof) pursuant to Section 7, (ii) (x) the amount received by Grantee pursuant to Issuer's repurchase of Option Shares pursuant to Section 7, less (y) Grantee's purchase price for such Option Shares, (iii) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price of such Option Shares, (iv) any cash payments made by Issuer pursuant to Section 2(e)(2), (v) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (vi) any amount equivalent to the foregoing with respect to the Substitute Option.

         (d) As used herein, the term "Notional Total Benefit" with respect to any number of shares as to which Grantee may propose to exercise this Option shall be the Total Benefit determined as of the date of such proposed exercise assuming that this Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the average of the bid and asked prices for the Common Stock on the preceding trading day (less customary brokerage commissions) and Grantee also received the cash payment called for by Section 2(f).

         (e) If Grantee transfers the Option, either in whole or in part, the Total Benefit shall apply to Grantee and to all subsequent holders of the Option in the aggregate such that the Total Benefit realized by such persons may not exceed three million dollars ($3,000,000) in the aggregate. All references to Grantee in this Section 18 shall include any and all subsequent holders of the Option.

         (f) The provisions of this Section 18 shall survive the occurrence of an Exercise Termination Event.

         Section 19. Entire Agreement. Except as otherwise expressly provided herein or in the Plan and the Confidentiality Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         Section 20. Definitions. Capitalized terms used in- this Agreement and not defined herein but defined in the Plan shall have the meanings assigned thereto in the Plan.

         Section 21. Effect on Plan. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Plan.

         Section 22. Selections. In the event that any selection or determination is to be made by Grantee hereunder and at the time of such selection or determination there is more than one Grantee, such selection shall be made by a majority in interest of such Grantees.

         Section 23. Further Assurances. In the event of any exercise of the option by Grantee, Issuer and such Grantee shall execute and deliver all other documents and, instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

         Section 24. Voting. Except to the extent Grantee exercises the Option, Grantee shall have no rights to vote or receive dividends or have any other rights as a shareholder with respect to shares of Common Stock covered hereby.

         Section 25. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

         IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.

                                 BATH NATIONAL CORPORATION



                                 By:/s/Douglas McCabe
                                    --------------------------------------------
                                    Douglas McCabe
                                    President

                                 FINANCIAL INSTITUTIONS, INC.


                                 By:/s/Douglas McCabe
                                    --------------------------------------------
                                    Peter G. Humphrey
                                    President and Chief Executive Officer